Exhibit 99.2

知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390

2024
Environmental, Social and Governance Report



CONTENTS

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

ABOUT THIS REPORT

Report Overview

This is the 2024 Environmental, Social, and Governance ("ESG") Report of Zhihu Inc. ("Zhihu", "the Company" or "we"). We hope that this report can convey our philosophy and management practices in ESG and promote understanding and communication with our stakeholders.

Report Scope

Unless otherwise specified, this report covers the information and data of Zhihu and its subsidiaries from January 1, 2024 to December 31, 2024 (the "Reporting Period").

Report Preparation Principles

This report is issued pursuant to Appendix C2 *Environmental, Social, and Governance Reporting Guide (The "ESG Reporting Guide")* applicable for the Reporting Period as set out in the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")*. This report complies with the "comply or explain" provisions outlined in the *Environment, Social, and Governance Reporting Guide* and is prepared following reporting principles such as materiality, quantitative, balance, and consistency, in a bid to fully reflect the Company's ESG management and performance during the Reporting Period.

- "Materiality": This report has comprehensively identified key stakeholders and ESG topics of their concern and has made disclosures on ESG matters based on the relative importance of these topics. This report is prepared based on the results of the materiality assessment. For details on the materiality assessment work, please refer to the subsequent sections "Stakeholder Engagement" and "Materiality Assessment".

- "Quantitative": This report presents key performance indicators (KPIs) in respect of ESG in quantitative terms. The measurement criteria, methodology, assumptions, and/or calculation tools for the KPIs in this report, as well as the sources of conversion factors used, have been described where appropriate.

- "Balance": This report objectively discloses both positive and negative information to ensure that the content presents the Company's ESG performance during the Reporting Period in an unbiased way.

- "Consistency": Unless otherwise specified, the statistical criteria and methods used in this report are consistent with those of previous years. Unless otherwise indicated, the proprietary terms in this report are consistent with the definitions in Zhihu's 2024 annual report published on the same day as this ESG Report.

Contact Us

We highly value the opinions of our stakeholders. This report is available in both Chinese and English for readers' reference. You may also obtain the electronic version of the report on Zhihu's Investor Relations website (https://ir.zhihu.com) or the website of the Stock Exchange (https://www.hkexnews.hk). For any comments or suggestions regarding our ESG governance, please contact us via email. We look forward to your valuable input.

Email: ir@zhihu.com
Phone: 86-10-8721-6603

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

CEO'S MESSAGE

Fourteen years ago, a colleague of mine typed the very first line of Zhihu's product code at a borrowed desk in the China Red Street Tower in Sanlitun. Today, fourteen years later, Zhihu has grown far beyond our initial imagination, yet our original intention remains unchanged: to create a professional and trustworthy community where everyone can collaborate and share knowledge, experiences, and insights, and find their own answers.

"Professional discussion" is the core positioning of Zhihu and defines the spirit of the community. To date, the Zhihu community is home to over 77 million professionals from diverse industries contributing with their continuous content creating. In return, Zhihu becomes an important companion and platform for them.

On Zhihu, many researchers have created a wealth of popular science content in their spare time–combining scientific rigor with broad public value. For example, Gan Weiqun, the chief scientist of the "Kuafu-1"（誇父一號） satellite, shared with netizens the major achievements and behind-the-scenes stories of China's solar exploration satellite. Xing Ji, the chief designer of China's third-generation nuclear power technology, the "Hualong One"（華龍一號）, vividly recounted the journey of Chinese nuclear power professionals in independent innovation and overcoming challenges.

On Zhihu, frontline practitioners from various fields share invaluable insights from their work and life, helping others while refining their own expertise. Sun Yueli, an orthopedic doctor, has shared thousands of medical insights that guide numerous users in scientific fitness and wellness, while also contributing valuable material for academic research. Professional answerers from diverse fields form the "Zhi-Reviewers Jury", offering lab-grade product reviews to help users demystify consumer choices and make informed, healthy purchasing decisions.

On Zhihu, numerous answerers have discovered new personal development opportunities through dedicated content creation, gaining both commercial success and a sense of personal fulfillment. One of our content creators, Yang Lin（楊林）, began working at a lighting factory after high school. Driven by a passion for sharing lighting knowledge online, he taught himself English to access first-hand technical materials and started publishing lighting product reviews on Zhihu. His dedication earned him both the trust of users and a substantial income. Another creator, You Yue Tang（酉月棠）, a post-80s freelance mom, began her professional writing on Zhihu. She won first place in the Zhihu Story Creation Competition, and her work was praised and recognized by the renowned author Zi Jin Chen（紫金陳）.

Over the past year, Zhihu, together with its content creators, has been actively engaged in public welfare initiatives, aiming to spread social care through knowledge sharing. We implemented accessibility standards and continuously improved our inclusive community features, inviting accessibility experts and individuals to join the "Barrier-Free Column" to foster an open and supportive environment. We care deeply about the physical and mental health of teenagers. In collaboration with universities, institutions, and expert contributors, we launched online awareness campaigns on topics like bipolar disorder and autism, helping the public better understand and embrace neurodiverse communities. Among the 10 projects funded by the "Beacon Prize"（燈塔計劃）, public welfare and social issues became key focuses: Accessible Museum explored travel needs of people with disabilities, the documentary Animals in China highlighted wildlife protection, and ADHD Science Education conducted interviews and research on people with ADHD. Through both content creation and real-world actions, we work hand in hand with contributors to raise awareness around public welfare, striving to make the world a better place.

Throughout the past year, we have harnessed AI technologies to empower knowledge creation and consumption, thereby amplifying the community's reputation for professionalism and trustworthiness. Our self-developed large language model (LLM), "Zhihaitu AI"（知海圖）, is among the first batch of LLMs that received regulatory registration. Our AI search product, "Zhihu Zhida"（知乎直答）, ensures that AI-generated responses are directly traceable to their original human creators, effectively mitigating the common hallucination issues found in AI products, and has been recognized by both users and creators. By driving innovation through advanced products and technological breakthroughs, Zhihu has set new paradigms in the knowledge service industry, earning recognition as part of the fifth batch of National Cultural and Technological Integration Demonstration Bases and the first batch of Beijing Cultural and Technological Integration Demonstration Bases.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Zhihu is committed to fostering a community rooted in "sincerity, expertise and respect". We resolutely combat cyberviolence, inaccurate information, internet trolls, online fraud, and other illegal and non-compliant content to maintain a healthy community environment. In 2024, Zhihu handled over 31 million pieces of non-compliant content, a testament to our efforts that earned us "Outstanding Contributor in Operation Qinglang" by the Cyberspace Administration of China.

Zhihu actively embraces the United Nations Sustainable Development Goals (SDGs). In 2024, Zhihu integrated the SDGs into its strategy and operations, aligning closely with 12 of the 17 SDGs. By doing so, we are contributing to the global sustainability development agenda, delivering broader social value and promoting the environmental benefits.

In our daily operations, Zhihu consistently upholds a "people-oriented" philosophy, recognizing employees as our most valuable asset. We foster talent development through equal and inclusive employment policies, clear performance evaluations and promotion pathways, complemented by in-depth training programs. Beyond that, we implement diverse initiatives and activities to safeguard occupational health and safety, and foster a caring environment where employees feel valued and inspired to bring their best selves to work.

The innovative, collaborative nature of internet platforms has transformed the internet into an ever-evolving academy of knowledge and skills. Through this, Zhihu's expert network and professional content are poised to unlock even greater societal value, driving the internet industry toward sustainable, high-quality growth. Looking ahead, Zhihu will continue to embrace its corporate social responsibilities, collaborating with creators, users, and society at large to advance sustainable development for all.

Chairman, Founder, and CEO of Zhihu
Mr. Zhou Yuan

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

STATEMENT FROM THE BOARD

The Board of Directors, as the highest ESG supervising and decision-making body of the Company, is responsible for overseeing and managing ESG-related matters. A three-tier ESG governance structure has been established to coordinate and promote ESG efforts across departments, ensuring resource allocation and effective implementation of ESG initiatives.

Risk Identification

We value the expectations and demands of our stakeholders, ensuring active communication with all parties. By aligning with the external macro environment and the Company's strategic objectives, we assess and ascertain risks and opportunities within the environmental, social, and governance realms. We systematically sort, identify, prioritize, and manage ESG material topics, ensuring their effective implementation and optimization.

Objective Supervision

We regularly review the annual ESG management objectives and continuously follow up on key ESG matters. At the same time, the Corporate Governance Committee guides and supports the implementation of our ESG initiatives.

The Board reviewed and approved the summary of Zhihu's ESG report in March 2025.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

AWARDS AND HONORS

Cultural and Technological Demonstration

Fifth Batch of National Cultural and Technological Integration Demonstration Bases	First Batch of Beijing Cultural and Technological Integration Demonstration Bases
Jointly recognized by the Ministry of Industry and Information Technology, the Publicity Department of the CPC Central Committee, the Cyberspace Administration of China, the Ministry of Culture and Tourism, and the National Radio and Television Administration	Jointly recognized by the Publicity Department of the Beijing Municipal Committee of the CPC, the Beijing Municipal Science and Technology Commission, and the Zhongguancun Science Park Administrative Committee

Technological Innovation

Top 100 Technological Innovation Private Enterprises in Beijing	Beijing Foreign-funded R&D Center
Beijing Federation of Industry and Commerce	Beijing Municipal Science and Technology Commission

Beijing General Artificial Intelligence Industry Innovation Partner Program (Third Batch) Model Partner	Artificial Intelligence Annual Leading Enterprise
The Beijing Municipal Bureau of Economy and Information Technology, the Beijing Municipal Science and Technology Commission, the Zhongguancun Science Park Administrative Committee, the Beijing Municipal Development and Reform Commission	QbitAI

"Zhihu Zhida" recognized as Outstanding AI Product of the Year
QbitAI

Industry Ecosystem Contribution

Outstanding Contributor in Operation Qinglang	Advertiser Award, Interactive Creativity Award & Media Marketing Award, etc. 13 awards
The Cyberspace Administration of China	The 31st China International Advertising Festival

Zhihu collaborates with brand partners to build excellent cases 2024 Innovation Award | Annual Special Award for New Product Launch Marketing Track | Gold Award for Commercial Short Film | Silver Award for IP Marketing Track
TopDigital

Market Value and Social Contribution

Most Investable Chinese Concept Stocks
Zhitong Finance

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

SUSTAINABLE DEVELOPMENT MANAGEMENT

ESG Governance

Zhihu spares consistent efforts to improve its ESG governance structure and system, and reinforce its ESG governance capabilities by implementing a three-tier ESG governance structure that consists of the Board of Directors, the Corporate Governance Committee, and the ESG Working Group. With the supervision of the Board, the management by the Corporate Governance Committee, and the implementation by the ESG Working Group, Zhihu continuously enhances its ESG performance, and actively integrates ESG concepts into the Company's overall strategy and daily operations.



Decision-making Level

The Board of Directors is the highest ESG supervisory and decision-making body of the Company, takes ultimate responsibility for fulfilling ESG strategic objectives and evaluates the Company's ESG performance on a regular basis.

Management Level

The Corporate Governance Committee is responsible for establishing the Company's ESG action plans and objectives, and coordinating resources to facilitate ESG work, and guiding and supporting ESG efforts.

Executive level

The ESG Working Group, as the executive department, is responsible for promoting ESG practices and integrating sustainable development into the Company's daily operation.

To align with the expectations and requirements of regulatory bodies, Zhihu pays close attention to national and international standards and industry trends, and incorporates relevant standards and requirements into the ESG governance system.

During the Reporting Period, the ESG Working Group actively carried out preparatory work to respond to the *Environmental, Social and Governance Reporting Code* (effective on January 1, 2025) by formulating a transition plan for the new regulations. To implement the transition plan in a smooth and orderly manner, we have actively worked on the identification and inventory of Scope 3 greenhouse gas emissions, as well as further identified the impact of climate change risks and sorted out specific measures to address climate change regarding the *Implementation Guide on Climate Information Disclosure under the Hong Kong Stock Exchange Environmental, Social and Governance Framework*.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Stakeholder Communication

Zhihu pays full attention to the concerns and expectations of various stakeholders, continually improves its communication mechanism and channels, and responds to all stakeholders' concerns and expectations through proactive communication.

Key Stakeholders	Concerns and Expectations	Key Communication Channels	Main Responses
User	• High-quality products and services • Data and information security • Privacy protection • Intellectual property protection	• Platform service • Feedback and communication • Social media interaction	• Optimizing product experience and service technology • Standardize copyright protection • Continuously enhancing information security management • Commitment to product responsibility • Responsible marketing
Employee	• Employee rights and benefits • Employee training and development • Employee health and safety • Equality and diversity	• Internal employee online communication platform • Performance evaluation • Dedicated feedback email for the Company • Internal communication sessions	• Conducting team building and employee care activities • Developing a competitive compensation system and welfare protection mechanism • Strengthening occupational health and safety management • Organizing employee training and continuously improving the training system
Shareholders and Investors	• Timely and accurate disclosure • Sustained and robust business development • Corporate governance and risk management	• Regular reports and announcements • Shareholders' meeting • Investor relations website • Communicating with investors via emails and meetings	• Optimizing internal control and internal audit capabilities • Strengthening information disclosure • Achieving steady growth in business performance and enhancing sustainable profitability
Suppliers and Partners	• Stable and efficient supply • Long-term, win-win cooperation • Fair competition	• On-site inspections and engagement visits • Industry conferences • Supplier management standards • Supplier performance management system • Procurement system	• Participating in industry activities to promote industry development • Improving supply chain management mechanisms • Implementing digital management to promote efficient, transparent, and standardized cooperation
Government and Regulators	• Compliance with laws and regulations • Healthy competition in the industry • Emphasis on environmental protection and information security	• Project collaboration • Information disclosure • Policy consultation • Regulatory supervision • Regulatory agency training • Official visits	• Compliance with the code of business conduct • Optimizing internal control and compliance management • Enhancing anti-corruption management • Promoting green environmental protection concepts
Community and Non-governmental Organizations	• Corporate social responsibility • Community security • Promotion of economic and social development • Industry cooperation and empowerment	• Public service programs • Social media • Company website • Community activities	• Contributing to rural revitalization and equitable education • Continuously strengthening cybersecurity governance • Fostering functional innovations in technological and teaching products • Leveraging platform advantages to promote positive energy

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Materiality Assessment

During the Reporting Period, Zhihu systematically identified and analyzed corporate ESG issues in accordance with the "Materiality" principle stipulated in Appendix C2 *ESG Reporting Guide* under the *Listing Rules*. This process integrated industry trends, referenced domestic and international policy requirements, and benchmarked against peer best practices. Through methods including stakeholder surveys, we collected feedback from directors and senior management, investors, clients, and employees. Based on these inputs, we updated Zhihu's key ESG focus areas to ensure our ESG efforts concentrate on material priorities. The ESG report emphasizes the disclosure of critical ESG topics, addresses stakeholder concerns, and fulfills commitments to all stakeholders through actionable accountability mechanisms.

Zhihu Materiality Assessment Process:



Review past results ....o Carry out peer benchmarking and preliminarily review the substantive evaluation results of previous years based on our strategic orientation

Identify ESG topics ....o Identify ESG issues related to the Group, based on the ESG Reporting Guide and industry characteristics

Confirm the importance level ....o Conduct internal and external stakeholder surveys based on the impact on Zhihu and stakeholders to confirm the importance of various ESG topics

Verify assessment results ....o The ESG Working Group reviews the materiality assessment results, and adjusts them to form the final materiality assessment results, which are confirmed by the Board of Director

During the Reporting Period, we have identified a total of 23 materiality topics, including 4 environmental topics, 16 social topics, and 3 governance topics. We added two new topics, namely "AI Ethics' and "Original Content Support" and upgraded the original "Teens Protection" to "Digital Inclusion" to cover dimensions such as widespread availability of digital technology and information accessibility.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Zhihu Materiality Assessment Results



Highly Important	Moderately Important	Generally Important
13 Building High-Quality Community	**19** Digital Inclusion	**3** Waste Management
20 Information Security and Privacy Protection	**17** Responsible Marketing	**10** Rural Revitalization
12 Original Content Support	**21** Anti-Corruption and Business Ethics	**4** Greenhouse gas emissions
5 Employee Health and Safety	**22** ESG Governance	**1** Addressing climate change
14 Product and Technology Innovation	**16** Responsible Supply Chain	
6 Employee Rights and Benefits	**9** Engagement in Social Welfare	
18 User Experience and Services	**2** Energy and Resource Management	
11 Intellectual Property Protection		
15 AI Ethics		
8 Employee Training and Development		
23 Compliance and Risk Management		
7 Employee Diversity and Equality		

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Response to the United Nations Sustainable Development Goals

Zhihu integrates the United Nations Sustainable Development Goals (SDGs) into its strategy and operations, actively aligning with 12 of the 17 SDGs, and is committed to making a positive contribution to society and the communities where it operates.

In these 12 SDG areas, we actively carry out strategic initiatives and practices by implementing the concept of sustainable development into action. We promote the coordinated development of society, economy, and environment. We aim to support the global sustainable development progress with practical actions, and create broader social value and environmental benefits.

United Nations Sustainable Development Goals (SDGs)		Our Contribution	Response Chapter
1 NO POVERTY	**Goal 1: No Poverty**	• Utilize the professional advantages of "Culture+ Technology" to empower rural revitalization • Rural Warmth Donation Campaign	04 Contributing to Social Value
3 GOOD HEALTH AND WELL-BEING	**Goal 3: Good Health and Well-being**	• Focus on user mental health, identify users' negative emotions, and provide a psychological crisis intervention hotline • Safeguard the healthy growth of youth users, launch Youth Mode, provide positive content guidance, and strengthen the fight against harmful information • Prioritize employee health and safety, by providing a safe office environment, and personalized health check-up plans, and other employee health-related benefits	01 Creating Community Value 02 Enhancing User Experience 03 Creating a Happy Workplace
4 QUALITY EDUCATION	**Goal 4: Quality Education**	• Emphasize talent development and training, providing employees with a diverse training system and online learning platform • Build the educational brand "Zhihu Zhixuetang", providing users with quality learning resources	03 Creating a Happy Workplace 04 Contributing to Social Value
5 GENDER EQUALITY	**Goal 5: Gender Equality**	• Adhere to the principle of gender equality and equal pay for equal work • Equal gender ratio among employees (female employees account for 53%) • Fully protect the special rights of female employees	03 Creating a Happy Workplace
6 CLEAN WATER AND SANITATION	**Goal 6: Clean Water and Sanitation**	• Provide employees with healthier and more hygienic direct drinking water facilities • Focus on water resource management in the workplace environment	03 Creating a Happy Workplace
8 DECENT WORK AND ECONOMIC GROWTH	**Goal 8: Decent Work and Economic Growth**	• Provide employees with transparent, equal, and smooth career development paths • Offer a competitive compensation system • Provide rich employee benefits and care • Provide comprehensive creator support	01 Creating Community Value 03 Creating a Happy Workplace

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

United Nations Sustainable Development Goals (SDGs)		Our Contribution	Response Chapter
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	**Goal 9: Industry, Innovation, and Infrastructure**	• Actively promote technological research and development and product innovation, continuously empower products and services • Developed an in-house AI large language model, launching a powerful AI search product "Zhihu Zhida" • Utilize a robust information security management framework and comprehensive measures to protect innovative achievements	01 Creating Community Value 02 Enhancing User Experience
10 REDUCED INEQUALITIES	**Goal 10: Reduce Inequalities**	• Adhere to the principle of equal employment, eliminate any discrimination based on gender, age, region, ethnicity, and religion, and create a diverse workplace environment • Strictly combat infringements and implement community governance	03 Creating a Happy Workplace
11 SUSTAINABLE CITIES AND COMMUNITIES	**Goal 11: Sustainable Cities and Communities**	• Promote digital inclusion by providing customized services for people with special needs such as persons with disabilities and the elderly, ensuring all users have equal access to services, and reducing the digital divide • Implement comprehensive information security and personal privacy protection	02 Enhancing User Experience
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	**Goal 12: Responsible Consumption and Production**	• Implement strict content review governance to create a healthy and clear community atmosphere • Implement a strict advertising review mechanism to build a healthy commercial ecosystem and practice responsible marketing • Build a high-quality content community, provide premium content and services	01 Building Community Value
13 CLIMATE ACTION	**Goal 13: Climate Action**	• Actively identify climate change-related risks, develop response measures, and enhance climate resilience • Implement green office practices, enforce energy-saving measures, and carry out environmental actions, setting environmental goals • Promote a green value chain, actively conduct Scope 3 carbon accounting, and seek emission reductions across the value chain. • Raise environmental awareness among employees and communicate environmental concepts to customers	06 Promoting Green Development
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	**Goal 16: Peace, Justice, and Strong Institutions**	• Compliance-driven operations, rigorously investigate corruption incidents, and improve whistleblower protection mechanisms • Continue to strengthen supplier business ethics management to promote integrity in the supply chain	05 Responsible Governance

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

01 CREATING COMMUNITY VALUE

Zhihu is committed to enabling people to better share knowledge, experiences, and insights, find their own answers, and establish an organic balance between creator content creation and user content consumption, thereby forming a content ecosystem that is broad in scope and diverse in form.

We are acutely aware that in an era where Artificial Intelligence-generated content ("AIGC") is rampant, professional, in-depth, and authentic content, along with discussions and feedback from real users, will become increasingly scarce and valuable. In 2024, we have focused on building a "trustworthy community" as our strategic foundation, continuously enhancing the consumption experience for users and improving creation experience for content creators. We aim to increase the density of "in-depth discussion" content, establishing a trusted bridge that connects professional insights with public issues.

1.1 Wholesome Environment, Thriving Community

We firmly believe that a healthy ecosystem is the source of a community's vitality. Zhihu promotes community governance to ensure content safety and the security of advertising business models, creating an atmosphere that is "sincerity", "expertise" and "respect". This fosters a self-driven, positive ecosystem that supports the sustainable development of shared community governance.

Content Safety Assurance

Safe and healthy content is the core driving force for the sustainable development of the community. Zhihu continuously enhances governance intensity and efficiency through institutional regulation optimization and product function upgrades. Moreover, Zhihu encourages users to participate in community governance, jointly creating a clean and harmonious community atmosphere.

- **Improvement of Internal Regulations**

  Zhihu strictly complies with laws including the *Cybersecurity Law of the People's Republic of China* and the *Civil Code of the People's Republic of China*, administrative regulations such as the *Administrative Measures for Internet Information Services*, departmental rules such as the *Provisions on the Governance of the Online Information Content Ecosystem* and the *Provisions on the Management of Internet User Accounts*, as well as regulatory documents such as the *Provisions on the Administration of Internet Users' Public Account Information Services* and the *Provisions on the Management of Network Audio and Video Information Services*. We enforce compliance auditing and management of information published by users and user behavior under the Zhihu User Agreement, the Community Guidelines of Zhihu, and other internal regulations.

  Zhihu updates and maintains the existing community management regulations regularly to form more transparent, clear, and efficient regulatory requirements. Meanwhile, Zhihu has formulated new management regulations in a timely manner to actively respond to the growing demand for community governance brought about by technological advancements and changes in the social environment. For example, as Artificial Intelligence ("AI") applications gradually gain popularity, Zhihu has proactively incorporated standardized management requirements for Artificial Intelligence Generated Content ("AIGC") and continuously enhanced the recognition capabilities of AIGC large models. This initiative aims to regulate accounts that misuse AI for content creation, massively publish generated or patchwork content, and utilize AI technology to generate and release low-quality content. In this way, it can ensure a better reading experience, and guide the use of AI to prevent abuse and violations within the community.

- **Content Review**

  Zhihu upholds a "zero tolerance" attitude towards violations, continuously optimizing content review governance mechanisms and upgrading product functions to ensure the safety and health of community content. We have established a professional community management team for manual inspection and management. Meanwhile, we employ multi-dimensional detection technologies based on images, text, and video, as well as continuously optimized model recognition technologies, to iteratively upgrade our platform governance products and functions, enhancing content review and governance capabilities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

By combining manual management with a diverse range of products and functions, Zhihu continuously audits and manages diverse community content scenarios to create a clean and safe community environment. During the Reporting Period, the community content governance efforts mainly focused on addressing inaccurate information, combating online violence, dealing with online trolls and anti-cheating issues, protecting account security, preventing and controlling illegal content, governing AIGC, protecting minors, and preventing fraud, which achieved remarkable results.

Governance Field	Improvement of the Review and Governance Mechanism	Optimization of Product Function	Achievements
Prevention of inaccurate information	➤ In-depth exploration of the "Handling + Dispelling" governance model: ■ Operate an official rumor-refuting account ■ Build and continuously update the "Internet Rumor Database", and regularly formalize special governance situations ➤ Continuously improve the governance mechanism for inaccurate information with a full-process approach of "Discovery– Combat– Dispelling"	➤ Optimize the "Content Source" and "Creation Declaration" features to assist users in assessing the authenticity and timeliness of content ➤ Establish a fixed entry for a "Dispelling Zone" on the platform, and maintain a long-term "Today's Rumor Dispelled" column to provide users with real-time authoritative dispelling information	➤ Issued reminders for **35,113** pieces of inaccurate content ➤ Published over a thousand rumor-dispelling articles, with an exposure exceeding **40 million**
Prevention of Cyberviolence	➤ *The Zhihu Anti-Cyberviolence Guideline* directs users to activate proactive protection mode ➤ Continuously conduct education and advocacy against cyber violence ■ In 2024, a dedicated governance and publicity campaign against cyber violence was conducted, releasing the "Anti-Cyberviolence Appeal" and over 50 weekly reports on cyberviolence handling	➤ "Wally Bodyguard" identifies, filters, and intercepts inappropriate comments and private message harassment in real-time, continuously ensuring a positive atmosphere within the platform ➤ Optimized the "One Click Protection" feature to enhance proactive protection ➤ Upgraded the "Unfriendly Pop-up Window" to guide users towards friendly interactions	➤ Cumulatively protected **120,370** users from harassment by strangers ➤ Cumulatively guided **394,406** users towards friendly interactions ➤ Handled over **27 million** pieces of unfriendly information ➤ Handled over **96,000** violating accounts
Governance of Internet Trolls and Anti-Cheating Measures	➤ Crack down on cheating behaviors that lead to improper exposure and profit by continuously upgrading products and features	➤ Launched an independent information collection and monitoring system to continuously improve the ability to identify fake network data accounts and traffic ➤ Continuously upgrade the anti-cheating system "Wukong" to enhance the ability to identify cheating in core scenarios, focus on combating behaviors that disrupt community order and seek improper profit	➤ Cleared over **20 million** instances of fake interactions ➤ Dealt with over **560,000** accounts violating rules related to Internet trolls ➤ Handled over **920,000** pieces of content related to the trolls recruitment ➤ Dealt with over **60,000** real-person cheating accounts

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Governance Field	Improvement of the Review and Governance Mechanism	Optimization of Product Function	Achievements
Account Security Protection	➢ Strengthen the fight against illicit resources and bulk registration, and enhance account security protection, by continuously upgrading systems and prevention and control mechanisms	➢ Enhance the risk perception of illicit accounts and online spam registration identification strategies to improve the ability to identify machine accounts. ➢ Upgrade the account security prevention and control system to prevent account theft	➢ Identified over **350,000** spam registration accounts ➢ Blocked over **3.6 million** malicious login attempts
Governance of Illegal and Non-compliant Content	➢ Utilize a professional team combined with a mechanism for netizen participation in monitoring to conduct rectification of illegal and non-compliant content such as feudal superstitions, online gambling, illegal preaching, and pornography ➢ Initiate dedicated inspections with increased intensity ➢ Strengthen user supervision mechanisms	➢ The platform opens multiple channels for reporting and feedback, collaborating with users to purify the platform environment	➢ Handled over **1.89 million** pieces of illegal and non-compliant content ➢ Handled over **16,000** non-compliant accounts
AIGC content governance	➢ Respond to AI application trends, implement AIGC standardized control requirements ➢ Improve AIGC behavior governance processes, encourage user participation in governance, and intervene in non-compliant scenarios	➢ Continuously iterate and upgrade AI-assisted content creation recognition capabilities and upgrade recognition strategies to enhance recognition coverage and accuracy ➢ Launched the "Content Tagging" feature to prevent users from being misled by incorrect information	➢ For users with numerous violations, reminders, and penalties are applied based on the severity of the violations. Over **5,000** accounts related to verified violations were muted
Protection of Minors	➢ Conduct cybersecurity knowledge education	➢ Establish cooperation with mobile terminals to continuously optimize the platform usage mode for minors	➢ Continuously optimize "Youth Mode"
Anti-fraud Governance	➢ Comprehensively deepen the chain governance model of "User Reporting– Platform Review– Violation Account Crackdown– Cluster Analysis" ➢ Conduct "Anti-fraud and Scam Prevention" educational campaigns	➢ Upgrade anti-fraud alert functions and strengthen warnings for vulnerable users ➢ Optimize the reporting service function	➢ Handled over **47,000** fraud-related content items ➢ Permanently banned over **3,000** fraud-related accounts

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- ### User Engagement
  Zhihu is committed to building a good community ecological environment through user participation. We have established a diverse and transparent user feedback mechanism and provide various opportunities for community content governance participation, encouraging users to participate in governance, become a positive force in optimizing the community ecosystem, and achieve shared governance by the platform and user.

Transparent and Diverse Feedback Mechanism	Zhihu users can supervise, report, and provide feedback on community content through multiple channels. We have established feedback channels such as "Zhihu Butler", online customer service, hotline, and a dedicated reporting channel to ensure timely handling of feedback. We continuously optimize the user reporting experience by providing quick reporting access, diverse guiding examples, transparent display of review progress, and timely addition of reporting reasons, ensuring that users can quickly select accurate feedback reasons and receive transparent progress tracking feedback. We have established a comprehensive mechanism for handling reports and complaints of inappropriate information, which closes the communication loop of "online acceptance – manual judgment – graded handling – reply to users", ensuring that every piece of user feedback can receive a proper response.
Opportunities for Community Governance Engagement	We encourage users to actively participate in community governance. In 2024, we upgraded the "Community Co-construction" section, where users can initiate and participate in dispute review processes and also act as "jurors" in community dispute resolutions. In addition, we encourage users to voice their opinions on community content ecosystem governance through engagement in activities and constructive discussions, which can contribute to the creation of a healthy content ecosystem.

Healthy Commercial Ecosystem

Zhihu is committed to creating a healthy and orderly commercial ecosystem to further promote the construction of a healthy community. We strictly comply with the *Advertisement Law of the People's Republic of China*, the *Administrative Measures for Internet Advertising* and other laws and regulations, the *Law of the People's Republic of China Against Unfair Competition*, and other laws and regulations. Through strict advertising review mechanisms and comprehensive compliance management measures, we actively practice responsible marketing.

We have established strict advertising admission standards and review processes. We stick to rigorous evaluation, review, and management practices across the three critical stages—client registration, material collection, and advertising—to ensure a healthy and sustainable commercial ecosystem and protect user rights, promoting positive interaction between commercial activities and the community.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Advertising Admission Standards



Client Account Registration Stage

We strictly require clients to provide complete and accurate business documents and qualification certificates in accordance with laws, regulations, and administrative rules. Clients in different industries are subject to specific industrial regulations and distinct assessments and access mechanisms, to precisely control potential compliance risks. Brands and products that damage national interests, endanger social safety, violate laws and regulations, impede the growth of minors, or cause negative social impacts are strictly prohibited.



Material Collection Stage

We strictly fulfill our obligation of censoring advertisements by mandating all clients to provide legal and compliant advertising materials, along with legal qualifications and materials that can prove the authenticity and effectiveness of the advertising content. We also properly maintain advertising records for retrospective review.



Advertising Release Stage

To ensure the quality of advertising releases, we adopt both manual inspection and technological inspection.

Manual Inspection: Our professionally trained manual inspection team is responsible for inspecting the advertisement placement process, retaining historical advertisements, and performing regular online examinations to ensure that the advertising materials are lawful and compliant. Depending on the severity of the violation, we may take a variety of punitive actions in response to a user's complaint of undesirable advertising content, including instant rejection of the material, notification of the violation, blocking of the client account, and prohibition of cooperation. In addition, our community management team promptly handles complaints about inappropriate or illegal advertisements on mobile platforms.

Technological Inspection: We employ self-developed AI-powered systems for content filtering and anti-spam advertising to comprehensively ensure the quality of advertisement releases.

In 2024, we further optimized the machine review strategy by incorporating AI technology, enabling more efficient detection and filtering of problematic content early in the process. Meanwhile, our manual inspection team continuously identifies and accumulates problematic samples, and the machine review strategies are also constantly improved. To ensure that commercial clients keep updated with the latest review rules and make responsive adjustments, we published monthly analysis reports about client account registration and material examination and rejection as well as rule amendments on the Zhihu Marketing Platform, and simultaneously update rule adjustment content to provide commercial clients with clear and timely review dynamics.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.2 Diverse Innovation, Vibrant Community

Zhihu places great emphasis on building a "reliable" content ecosystem. We continuously refine the community creation and content ecosystem by fostering diverse professional discussions and supporting high-quality original creators. This forms a positive "creator-content-user" feedback loop driving sustained growth in creator engagement while motivating users to produce more high-quality content, which further enhances users' sense of community attachment.

Enhancing Community Engagement

We are committed to establishing an organic balance between a mechanism that encourages professional and in-depth content and a vibrant community with broad user participation. Through a series of more user-friendly creative activities, we aim to inspire the creative potential of a wider user, facilitating the mutual exchange of knowledge, experience, and insights across diverse fields. We rely on our unique community content mechanism to ensure the effective circulation of high-quality content. Additionally, leveraging Zhihu's strong brand influence, we provide users with a broader platform for dissemination that goes "Beyond the Community". This further encourages more active creation and interaction among users, continuously enhancing our community's vibrancy.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- ## Inspire Users to Unleash Their Creative Vigor

  We encourage each user to inject fresh ideas into the Zhihu community by providing a rich variety of user-friendly creation activities, to cultivate users' habits of constant creation, enhance participation in creation, and continuously motivate diverse content production. Among them, the "Content Creation Challenge", the longest-running IP activity within Zhihu, aims to guide users to engage in continuous creation through a reward mechanism. The "Interesting Comment Challenge" guides users to post friendly and valuable comments and share them in the ideas section, fostering a friendly and interactive community atmosphere. The "Circle Challenge" activity not only motivates users to engage in daily creation but also provides inspiration through daily recommendations, helping creators gain more creative directions and understand discussion trends. We also periodically initiate creation invitations on various topics, encouraging users to post questions and responses, and share insights.

Case: Content Creation Challenge

The "Content Creation Challenge" is a low-threshold creation activity covering all categories, aimed at cultivating users' continuous creation habits, and guiding users' creation and interaction behaviors. Users can receive different levels of rewards based on different creation behaviors, continuously motivating them to express ideas and content. This has significantly enhanced the volume and interaction of ideas and responses on the platform. By the end of December 2024, a total of 30 sessions have been held, making it the most popular and longest-running IP event within Zhihu.



创作打卡
挑战赛
第三十期
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12.17
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活动开启
活动结束
现在可点击下方「立即报名」按钮第一时间锁定最新打卡!
任务(一)
知乎 @全方安安

- ## Deepen Vertical Domains' Content

  We are committed to deepening the content in specialized vertical domains by encouraging professional users to leverage their profound expertise and rich practical experience to create more specialized and valuable content, while actively promoting innovation in content and fields. We have launched diverse content scenarios such as "Firsthand Answer", "Zhihu Roundtable" and "Internet Disruptor" where top Zhihu answerers, industry professionals, leading experts, and celebrities engage in in-depth discussions and share insights on diverse topics like technology, workplace, and entertainment, providing the community with professional insights through the collision of ideas.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Improve Content Distribution Mechanism**

  We employ a variety of strategies to improve the content distribution mechanism. In 2024, we optimized algorithm mechanism of Zhihu community by increasing the weight of positive user engagement behaviors such as following, sharing, and bookmarking. This has continuously enhanced users' expectations for high-quality content across various fields and their interactions with professional creators. Continuously growing positive user feedback will further stimulate creators' enthusiasm for creation.

  To synergize the increased weighting of user engagement behaviors with professional user insights, we introduced the "Haiyan Plan 6.0". This initiative invites domain experts and representative active users as "Navigators" – a pioneering community role. Navigators' interactions serve as algorithmic signals that prioritize high-quality content identification and precision matching with interested users. By deploying cross-domain collaborative recommendation strategies, we empower high-quality content to transcend information silos, while dynamically calibrating content distribution through integrated manual review and algorithmic validation. The program further implements a two-way feedback mechanism where Navigator evaluations refine algorithm models, complemented by a tiered honor system incentivizing sustained contributions. This integrated approach establishes a closed-loop cycle of "user certification – algorithmic responsiveness – community trust", driving measurable improvements in content ecosystem vitality.

Optimizing Creator Development System

We firmly believe that content creators are the source of high-quality content, and content innovation relies on the training, support and incentives for content creators. We consistently optimize our creator service system, dedicated to providing creators with enhanced services that enable them to showcase their strengths, obtain assistance for growth, economic benefits and psychological fulfillment, and stimulate their creation.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Comprehensive Support for Creators**
  We remain unwavering in our commitment to providing comprehensive support and guidance for content creators. Through our multifaceted services spanning creation training programs, content operation support and creation rights protection, we have built a robust and efficient support system for creators. This empowers creators to sustain their creative endeavors with greater confidence and enthusiasm, while fostering their capacity to produce higher-quality, diversified content that propels the robust development of the platform's content ecosystem.

  - **Creation Training Program:** We have developed a dedicated learning and professional development platform for creators, providing structured courses, targeted traffic support initiatives, community mentorship programs, and other initiatives. These resources empower content creators to master essential skills in content creation, account management, and monetization strategies, enabling them to identify suitable vertical niches while systematically enhancing content quality.

    The "Creators Academy" equips creators with comprehensive knowledge of Zhihu's ecosystem and content creation fundamentals through text-based and video courses, establishing their holistic understanding of platform dynamics and creative processes to build sustainable development foundations.

    The "Creation Training Camp" implements tiered training strategies via a three-stage progression– from foundational onboarding to advanced skill development and tiered graduation support– delivering more than ten vertical field courses that combine universal competencies with domain-specific expertise for targeted skill enhancement.

  - **Content Operation Support:** With "Zhihu Creation Center", which provides an array of content creation management tools, including those for content and follower analysis, creators may effectively create and operate their content while analyzing data on readership, interaction, etc.

  - **Creation Rights Protection:** We have built a creation rights protection system based on the Creation Score System[1] and divide creators into several levels according to their Creation Score, with appropriate creation rights granted upon completion of each level.

---

[1]   The Creation Score is a score calculated based on a combination of parameters, including the quality of the content created, its impact, and the interaction with followers.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- ## Economic Incentives for Creators

To provide financial incentives for content creators, Zhihu has developed a revenue model that consists of the "Zhizhi Plan," the "Cheese Platform" and the "Yan Selection Collaboration" to offer content creators multiple revenue-generating channels. We support both top-tier and mid-tier creators, along with other types of content creators, helping them achieve commercial monetization. Creators may directly receive earnings through the "Cheese Platform" and the "Yan Selection Collaboration" or apply to the "Zhizhi Plan" to get financial rewards.

"Zhizhi Plan" is an ongoing incentive program launched to encourage creators to enhance their expertise in vertical domains. It incentivizes creators who make consistent and insightful sharing in their areas of expertise through a fund of hundreds of millions of RMB and targeted personalized tasks. As of December 2024, the program had cumulatively inspired more than 39,000 creators.

Case: The First "Beacon Prize" Concluded Perfectly

Zhihu's "Beacon Prize" is the most prestigious and top-tier creation incentive program under the "Zhizhi Plan". The first "Beacon Prize" concluded perfectly in 2024 following an intense, year-long process. The program provided nine creator teams with tens of millions in creation incentives alongside comprehensive promotional and operational support. Through year-long dedicated creation, these teams contributed nine premium content works with long-term value in the fields of science, humanities, and community spirit.

At the perfect conclusion, we held an exhibition in Xi'an named "Voyage" for the "Beacon Prize" program achievements and launched the "Beacon Tour" activity on the platform to further disseminate the project's high-quality achievements, allowing outstanding projects to shine like a beacon, illuminating the spiritual world of users, audiences, and readers.


火焰与落日
在博物馆里看远方
ADHD优势在我
空间站计划2.0
动物在中国
科技味蕾
小果酱的台前幕后

In October 2024, we reinstated the "Column" feature, which is beloved by creators and core users, and upgraded the product mechanism to better facilitate creator monetization. In four consecutive quarters of 2024, the creators' earning has achieved a year-on-year growth exceeding 20%.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

• **Enhancing the Sense of Community Attachment**

Zhihu is committed to enhancing the sense of honor and community belonging for content creators. We have established an honor system composed of "Rising Answerers", "Outstanding Answerers", and "List of Top Answerers". Top-notch creators, excellent creators, and emerging creators in each profession are selected on an annual, quarterly, and monthly basis, respectively. The honor system attracts users to find and follow content creators, while helping creators improve their interactions and inspiring their creation.

In the meantime, we invite leading content creators across various fields to participate in activities such as the "Roundtable" and the "Xinzhi Youth Conference". These activities can enhance the activity and influence of content creators and improve the sense of community attachment. We can see that by the end of 2024, high-tier creators demonstrated significant improvements in both per-content exposure and per-creator exposure.

In 2024, we relaunched the "Creator Salon" event, focusing on exceptional creators. We organized offline gatherings to bring together like-minded friends to engage in discussions, effectively enhancing the creators' sense of honor, engagement experience, and platform loyalty.

✏️ Case: "Creator Salon" Brings Creators Closer Together

In 2024, we organized 5 "Creator Salon" events across 4 cities covering different topics, reaching over 300 high-value answerers, with a total of 150 answerers sharing their experiences and insights from the events on the platform. These events are conducted in the form of small offline gatherings, centered around diverse topics such as creation growth and interest persistence, providing dedicated space for interaction and sharing. For example, in Shanghai, answerers explored "N possibilities for creators' growth from 0 to ∞" during a summer gathering, sharing insights from initial intentions to breakthroughs; In Chengdu, answerers exchanged stories and inspirations behind creation under the topic "We are curious, we are creating". Events in other cities like Guangzhou and Beijing focused respectively on the journey of persistent creation and year-end summaries, bringing together a group of like-minded creators, and sparking a wealth of intellectual exchanges.

The "Creator Salon" event conveyed and fulfilled the original intention of conducting warm and stylish small-scale offline activities. It provided an opportunity for creators to communicate and share, offered a channel for creators to express themselves, and brought creators, operations, and Zhihu closer together, enhancing creators' sense of trust, safety, and belonging within the Zhihu community.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.3 Tech-Driven Innovation, Intelligent Community

Technology is driving societal development with unprecedented breadth and depth. We recognize that technological advancement is the primary driver behind business development. By constantly advancing our capabilities and continuously applying technological innovations, we aim to provide users with more intelligent, efficient, and reliable solutions. Meanwhile, we firmly believe that AI is an extension of human potential and a powerful enabler that helps us better serve our users and broader communities. Zhihu actively embraces the transformative changes brought by AI, continuously enhancing our research and development capabilities to empower our products and services, while always considering technological ethics as a crucial aspect of product development and service application. Moreover, leveraging our strengths in professional, in-depth, and authentic content, along with discussions and feedback among real users, we are committed to making AI more trustworthy. This approach aims to create sustainable development opportunities for a wider range of users, AI developers, and practitioners in the AI industry.

AI-Driven Product Optimization

Zhihu is a leading high-quality online content platform in China. Leveraging our diverse, professional, and trustworthy content ecosystem, we continuously explore and invest in large language models (LLM) and AI applications, and have established a unique and advantageous AI product system. We launched "Zhihaitu AI" in 2023 – our first Chinese LLM with hundred billion parameters. In June 2024, we officially launched the AI-powered search product "Zhihu Zhida". This innovation applies advanced LLM capabilities to deliver new productivity tools for users and creators, exploring new forms of questioning while advancing our mission to help everyone "Discover the World Through Questions".

> ### ⌕ Case: "Zhihu Zhida" Brings a Powerful AI Experience to Users
>
> "Zhihu Zhida" is a professional AI search product that not only provides a high-quality professional database but also serves as a tool platform to enhance reading efficiency and experience. Relying on a multi-agent collaborative system, efficient large model inference technology, inference-based intent understanding, intelligent document parsing, and other powerful technologies, "Zhihu Zhida" provides users with professional high-quality data sources and a smooth product interaction experience. "Zhihu Zhida" can be applied to various scenarios, greatly enhancing the convenience and efficiency of users' work, study and lives.
>
> Since its launch in June 2024, "Zhihu Zhida" has continuously been optimized and innovated, committed to bringing users a powerful AI experience. In October 2024, the "Professional Search" feature was officially launched, introducing professional content sources such as Weipu and Zhihu Select, covering over 50 million documents in Chinese and English, which greatly meet the demand of a wide range of users for high-quality information. Meanwhile, the professional search supports file uploads and parsing of long documents, and offers features such as in-depth reading of single articles and specified source Q&A, making it more suitable for productivity scenarios for professionals. Zhihu has fully leveraged the advantage of high-quality Chinese language materials. Relying on credible content from numerous professional contributors, it not only provides users with a precise and efficient search experience but also explores a community solution path driven by knowledge through the aggregation of community wisdom, contributing unique value to the knowledge ecosystem of the Chinese internet. In February 2025, "Zhihu Zhida" will integrate the "full version" of DeepSeek-R1, comprehensively upgrading reasoning capabilities based on the community's high-quality language materials and professional knowledge base, bringing a brand-new AI search experience. Simultaneously, the "Zhihu Zhida" has also integrated a knowledge base feature to empower knowledge workers' efficiency. The completion of the integration signifies another advancement in Zhihu Zhida's model inference capabilities and the exploration of professional content value.
>
>
> Mobile interface of Zhihu Zhida
>
>
> PC interface of Zhihu Zhida

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Moreover, we continuously leverage AI to empower our business scenarios such as paid membership and vocational training and have achieved innovation in intelligent teaching products such as "AI Smart Sales". We are accelerating the effective application of AI across various scenarios within the Zhihu ecosystem, improving the efficiency of search functions and empowering content creation to enrich our content library.

AI-Enhanced User Experience

We are committed to comprehensively enhancing the user experience through AI technology, not only by launching innovative AI products, but also by applying AI technology in various community scenarios to support the healthy development of the community ecosystem and enhance the user experience.

- **AI Application in Content Review**

  For content review, we have continuously upgraded the detection capabilities of AIGC large models to strengthen the capability of identifying issues such as mass AI-generated content flooding, patchwork content, and AI-generated low-quality content. This initiative has effectively protected original creators' rights while enhancing user reading experiences. In advertising review, we use AI recognition technology to filter non-compliant advertising materials, thereby fostering a healthy community commercial ecosystem.

- **AI Application in Customer Service**

  In the customer service scenario, our AI-powered semantic recognition technology embedded in LLMs has achieved precise identification of user intent, significantly improving response efficiency. We have further refined human-agent communication protocols within LLMs to better empower clients in workflow optimization while elevating user interaction experiences. Moving forward, we will continue to explore the depth of AI applications in customer service by implementing granular strategies based on "business complexity + user segmentation" frameworks, delivering hyper-personalized service solutions to enhance precision service capabilities for individual users.

AI Ethics

We are well aware of the ethical risk challenges faced by AI applications. Across the entire lifecycle continuum spanning model training, product development, to application phases, we conduct systematic exploration of AI ethics frameworks and operational protocols, committed to establishing trust in secure and ethical digital intelligence ecosystems.

During the training, optimization, and prediction phases of foundational models, we have implemented corresponding technological controls to ensure ethical alignment with human values.

In the AI product development phase, we have established a comprehensive review system for AI products based on relevant standards and regulations, integrating our business characteristics and extensive experience. This includes compliance reviews and handling procedures for technological ethics and legal requirements. We have also assigned a dedicated responsible team to ensure the effective implementation of the review system. We conduct strict compliance assessments at all stages of product development, testing, and launch to ensure compliance.

In the AI product application phase, we have also established a comprehensive review mechanism to ensure the accuracy and compliance of product outputs. The product development team regularly evaluates models and output results to promptly identify issues. Meanwhile, we have established a complete feedback mechanism to ensure that issues raised by users are addressed promptly and efficiently.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

AI Capability Development

We place great emphasis on cultivating employees' technical skills, advocating for employees to maintain an open mindset, pursue technical freedom, and continuously improve themselves. Amid the AI-driven era and the proliferation of AI-powered solutions, Zhihu, while seeking technological breakthroughs and innovations, consistently maintains a steady approach, dedicated to enhancing employees' professional knowledge and technical skills, and providing users with reliable products and services.

In 2024, Zhihu conducted multiple technical training sessions, covering topics such as the origin and development of search, technical salons related to AI LLM technology, as well as AI application practice sharing and training. We focus on leading technologies and products in the industry and continuously empower our employees. The training sessions have accumulated over 3,000 participants. Beyond specialized training for IT teams, we made all educational materials accessible company-wide to promote the universal dissemination of professional knowledge among all employees.

✐ Case: "Code with Dreams, Innovate with AI" Zhihu 2024 Programmer's Day

In October 2024, Zhihu held the 2024 Programmer's Day event. The Programmer's Day was themed "Code with Dreams, Innovate with AI". The event invited industry experts to share practical insights related to AI. Zhihu programmers and experts engaged in in-depth discussions on technical insights and future breakthroughs in the application of large models in complex environments, enriching their industry knowledge and experience in a lively and enjoyable exchange.



Zhihu Programmer's Day

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.4 Protecting Intellectual Property, Inspiring Creative Vitality

Zhihu is a platform for information access, sharing and dissemination that prioritizes the protection of intellectual property (IP) rights as a fundamental tenet of its operations. Concrete efforts are made to safeguard the achievements of innovation. We comply with the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*, among other laws and regulations, and have established regulations such as the *Instructions for Trademark Application* and the *Regulations on Intellectual Property Management* to standardize IP management practices. Concurrently, we specify IP protection measures and related users' code of conduct in the *Zhihu Agreement* and the *Community Guidelines of Zhihu* to encourage creative enthusiasm among employees and creators.

Company Intellectual Property Protection Management

- **Reinforce Internal Intellectual Property Protection**

  For the compliance of internal intellectual property rights, Zhihu has established a four-tier management procedure from the business level to the company level, with strict controls at each layer, and has designated specialists to manage intellectual property matters at different levels.

  We uphold a high sense of responsibility and foresight, and actively implement the registration, filing, and application of intellectual property to prevent trademarks, patents, and other intellectual property from being preemptively registered by others, and effectively protect the Company's intellectual property.

  Key work and achievements in 2024:

  > - Brand protection: Focused on strengthening the protection of existing Zhihu trademarks, conducted batch applications for anti-cancellation for core brands to maintain the integrity of the Zhihu brand.
  >
  > - Brand development: Proactively implemented strategic safeguards for brand portfolios across paid membership services and Zhihu AI initiatives.
  >
  > - Patent protection: Secured patent protections through applications for our continuously developed technologies

  In addition, Zhihu has commissioned agencies to conduct dynamic monitoring of trademark imitation registrations and infringement incidents, performed comprehensive evaluations and judgments monthly, and addressed issues on a monthly basis to strictly combat imitation and infringement.

  As a member of the Beijing Trademark Association, Zhihu was awarded the "2023 Beijing Notable Trademark Brand" and included in the "Beijing Key Trademark Protection List" in December 2024 in recognition of its rigorous trademark governance framework encompassing usage standardization, protection mechanisms, and service excellence.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Enhance Employee awareness of Intellectual Property Protection**

  Zhihu places great importance on enhancing employees' awareness of intellectual property protection. We actively conduct intellectual property training to elevate employees' competency in IP-related knowledge and operational protection, and make the protection of intellectual property a conscious action for every employee. Meanwhile, we tailor different training programs according to the characteristics and focus of different business departments to help them better implement intellectual property protection.

  2024 Intellectual Property Training:

  - Brand training: Conducted in-depth introduction of the brand positioning strategies, brand usage standards, and critical implementation guidelines; invited external experts and consultants to share cutting-edge case studies on brand positioning, facilitating comprehensive discussions and Q&A sessions regarding business-related brand issues.

  - Patent training: Conducted training on patent-related knowledge and procedural workflows, including thoroughly analyzing techniques for patent mining and searching, drafting technical disclosure documents, patent application procedures, and examination responding tactics. The trainings were complemented by typical case studies sharing and group discussion.

- **Encourage Employees' Technological Innovation**

  Zhihu actively fosters a positive environment for technological innovation, encouraging employees to engage in research and development activities and apply for patents. The *Zhihu Patent Reward System* was established to reward employees who make outstanding contributions to innovation, motivating them to actively participate in technological innovation and intellectual property protection work.

  As of the end of December 2024, Zhihu owns a total of 90 domestic patents, 63 software copyrights, 68 work copyrights, 1,161 domestic trademarks, and 84 international trademarks.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Creator Intellectual Property Protection Management

Zhihu places great importance on the protection of creators' intellectual property, elevating anti-piracy to a strategic level. We have implemented comprehensive measures including establishing a dedicated anti-piracy team and deploying an in-house anti-piracy system. This system offers a wide range of functions such as anti-crawler, content monitoring, and creators' rights protection. Coupled with protective measures powered by products, technologies, and laws, we enable platform-wide piracy prevention and content protection.

- **Piracy Identification**

   As a high-quality content platform, we face various piracy risks such as black market crawlers every day. To protect the rights of creators, we identify piracy and infringement activities against targeting pirated groups, niche competitors, and unauthorized WeChat mini-programs through methods such as manual investigation, automated monitoring, and user collaboration.

   - Manual investigation: We have established a professional anti-piracy team to explore various piracy and infringement scenarios continuously, safeguarding the intellectual property rights of creators.

   - Automated monitoring: We continuously optimize our anti-piracy products and improve our automated monitoring capabilities. Currently, we cover nearly 10 competitor platforms, effectively uncovering infringement clues from niche competitors.

   - User Collaboration: We continuously improve the function of the "Yan Selection Member Plagiarism Reporting Platform" by expanding the scope of complaints, standardizing information entry, and effectively enhancing the accuracy and convenience for creators and users in reporting infringements by piracy communities and vertical competitors. Meanwhile, we continuously launch the "Truth Protector" campaign, collaborating with a wide range of users to collect infringement clues, jointly maintaining the healthy and orderly development of the content ecosystem.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Piracy Crackdown**

  For the various identified piracy and infringement clues, Zhihu evaluates and determines the handling methods. In 2024, we introduced a new "Litigation Clue Database" module in our anti-piracy system to centrally manage typical infringement clues, effectively shortening the clue evaluation cycle.

  We adopt various governance measures to handle confirmed infringement activities:

  - Online Automated Complaint Process: In 2024, we established an online automated complaint process. For confirmed infringements, the system automatically provides information for "Sending Takedown Request Emails For Infringements" and "Competitor Complaint Reporting Platform", urging the dissemination platform to remove plagiarized content.

  - Illicit Activity Mitigation Platform: In 2024, we established an Illicit Activity Mitigation Platform, adopting a "scenario + strategy + governance" approach to enable flexible configuration of security policies and automated policy enforcement. This system effectively addresses malicious content scraping activities, significantly reducing the governance cycle.

  For entities that fail to implement mitigation measures after receiving formal notices and exhibit severe infringement behaviors, we enforce strict disciplinary actions and initiate legal proceedings. In 2024, there has been a significant increase in the volume of related civil litigation cases, which clearly demonstrates the effectiveness of our anti-piracy system's "Litigation Clue Database". Through coordinated efforts with governmental authorities and relevant departments, Zhihu has established a criminal enforcement chain targeting major illicit operation networks, and has achieved an industry breakthrough in the evidence-collection phase of criminal litigations during the year.

  2024 Anti-Piracy Governance Achievements:

Identified over **35,000** infringement clues	Removed over **150** pirate communities operating in private domains	Initiated over **20** civil lawsuits
Initiated over **10** criminal lawsuits	Shut down nearly **20** piracy websites	Cracked down on over **10** piracy groups

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

02 ENHANCING USER EXPERIENCE

Zhihu actively listens to user needs and adheres to community values, providing users with a personalized, interactive, and warm service experience. At the same time, we are committed to providing high-quality, equitable, and safe products and services, making the community a haven for every Zhihu user.

2.1 User-centric Principle, Service Optimization

Zhihu consistently adheres to a user service operation strategy of "standardized and warm", dedicated to enhancing user satisfaction and service experience. We prioritize solving user problems as our service guideline, using user feedback as our tool. We persist in voicing for users, providing better products and service experiences for the community and users, thereby enhancing users' recognition and trust in the community.

Enhancing the Service System

Zhihu values community principles and regards customer service as the frontline force in serving users. We continuously improve the service system, striving to be a solid barrier protecting user experience, bringing users a more considerate and convenient service experience.

- **Customer Service System**

  Zhihu adopts a comprehensive customer service mechanism to provide high-quality service.

Zhihu Customer Service Mechanism

- Multi-channel Feedback: We provide users with various feedback channels, allowing them to express their opinions anytime, anywhere.

- Complaint Handling: Zhihu regularly monitors user feedback and organizes relevant departments to promptly resolve issues.

- Zhihu Butler: Zhihu customer service provides attentive service, promptly responding to and resolving issues raised by users.

- Intelligent Customer Service: Zhihu continuously enhances its intelligent and self-service capabilities based on technologies such as machine learning and big data, offering users a more convenient and efficient service experience.

- Periodic Follow-up: Zhihu constantly records and follows up on issues raised by users, conducting regular follow-ups to understand user satisfaction with the service process, and providing a basis for future service improvements.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

At the same time, Zhihu has developed a comprehensive information and digital user feedback system, continuously optimizing the intelligent service system through extensive data analysis to comprehensively enhance the quality and efficiency of platform services.

Fully Digitalized User Feedback System and Informationized Processes

- Data Integration: Extensively collect negative user feedback, deeply integrate feedback data, and achieve precise alignment between business monitoring indicators and the Net Promoter Score (NPS) results, to comprehensively and deeply evaluate user experience.

- System Interconnection: Feedback data from the customer service system is integrated with various internal systems of Zhihu, ensuring that feedback data is promptly communicated to the business team.

- Digital Empowerment: Conduct trend analysis through visual data dashboards, providing the business team with intuitive and accurate feedback, while also equipping them with business alert and deep insight capabilities.

- Quantify workflow: Strengthen feedback node management, support the tracking and follow-up of business review conclusions, and effectively improve internal work efficiency.

In addition, we also focus on the experience of consumers who purchase Zhihu's physical products. For physical products, we have established a product traceability and recall requirement mechanism to ensure that there are procedures to follow in the event of non-compliant products, effectively safeguarding the rights and interests of consumer users.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Customer Service Capability**

   Enhance the Capability of Human Customer Service

   The customer service team is responsible for safeguarding the user experience, conveying the user's voice efficiently, clearly, and comprehensively within the Company, and promoting the improvement of Zhihu's product and service experience. To enhance the standardization and professionalism of customer service, we have established a comprehensive customer service training system. Through tasks such as checkpoint challenges, unlocking advanced service skills, and structured talent progression, we aim to comprehensively improve the overall quality and work capability of the customer service team.

   Zhihu Customer Service Training System

   - On-board training: Provides new employees with onboarding training in knowledge skills, corporate service culture, and team goal advocacy, enabling them to quickly adapt to the unique features of Zhihu's service.

   - Professionalism training: Focuses on cultivating employees' team collaboration awareness and cohesion, aiming to expand their knowledge and skills and address weak areas.

   - Advanced training: Focus on the reserve of key talents, committed to improving employee service levels and communication skills.

   - Management training: Concentrate on cultivating business management talents to enhance service quality and efficiency.

   Optimize Intelligent Customer Service Capabilities

   "Zhihu Butler" serves as the official customer service channel for Zhihu users seeking help, building an efficient operational service system, with a self-developed service platform supporting multi-channel feedback services. In addition to interactive services with human online customer service, "Zhihu Butler" uses intelligent customer service to provide 24/7all-day online self-service and guidance on common issues, ensuring that user inquiries receive prompt responses.

   We continuously optimize our intelligent customer service capabilities. In 2024, we further enhanced the intelligent customer service capabilities of "Zhihu Butler", expanding the coverage of intelligent autonomous service and feedback, and improving the accuracy of intelligent responses to provide users with high-quality service.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Capturing User Feedback

Based on multiple user communication channels, we carefully listen to user feedback and are committed to providing every user with a personalized, interactive, and warm service experience. We continuously optimize our closed-loop feedback mechanism. It allows us to provide robust support for decision-making, better understand user needs and make timely optimizations, in a bid to address users' problems and pain points.

• **Complaint Reception:** We offer multiple feedback channels, including online customer service, hotline, and customer service email, to facilitate seamless communication between users and Zhihu's customer service at any time and place.

• **Complaint Response:** We adhere to the response principle of 'respond within 20 minutes, reply within 24 hours' to promptly and efficiently address user complaints. We implement a "first-contact responsibility" system, follow standardized service procedures, and provide personalized service solutions, ensuring an efficient and comfortable communication service experience for users.

• **Follow-up Analysis:** We rely on a visualized service data platform to conduct in-depth data analysis and provide precise feedback to the relevant business teams, supporting timely and effective follow-up and resolution. At the same time, we regularly monitor user feedback to further ensure effective follow-up and handling.

• **Continuous Optimization:** In addition to efficiently handling user complaints, Zhihu actively conducts various user surveys based on business development needs, proactively inviting users to provide their opinions, and continuously optimizing product features and services with the actual needs of users as the starting point. Meanwhile, we actively implement special experience optimization projects to provide more targeted solutions to user pain points.

⌯ Case: Zhihu Zhida Special Survey

Zhihu is a company that remains open and is always committed to meeting user needs. In 2024, during the development process of the "Zhihu Zhida" project, the Zhihu Zhida team closely collaborated with the user research team, establishing the "Zhihu Zhida Special Survey" initiative. Focused on users' core needs, the initiative involved conducting 1-on-1 online interviews and offline discussion sessions to gain a comprehensive understanding of user needs, striving to provide Zhihu's AI search support for different types of users. This research provided valuable insights into the core needs of various user segments, delivering effective input from the user perspective to determine the development prioritization of the "Zhihu Zhida" project.

⌯ Case: Creator Experience Optimization Initiative

In response to the growing community of creators, we launched a community creator experience survey in 2024. Through a "quarterly execution, periodic executive meeting" format, we conducted a comprehensive review of experience issues across all business units, aiding in the identification and resolution of these issues. We regularly tracked the improvement outcomes and subsequent user feedback and established a dedicated initiative within the business units to address specific experience issues. The effectiveness of this optimization initiative was remarkable, achieving a double-digit improvement in creator experience metrics.

Enhancing User Satisfaction

We have effectively enhanced user satisfaction through a comprehensive service system, timely and efficient complaint management, and continuous optimization efforts. In 2024, we achieved a 100% online service response rate and a 99% 24-hour issue resolution rate. We met our user satisfaction targets throughout the year, with a marked improvement in satisfaction among core creators.

Additionally, during the Reporting Period, the Company had no physical products recalled for safety or health reasons.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2.2 Product Responsibility, Digital Inclusion

Promoting digital inclusion is a topic that Zhihu has consistently focused on and strived towards. Through implementing diverse initiatives, we focus on the special needs of groups such as teenagers, the elderly, and those with visual impairments or mobility challenges, ensuring that all users can access services equally. We also pay attention to users' mental health, actively taking measures to help users express negative emotions, thereby safeguarding their psychological well-being.

Caring for Special Needs

- #### Adolescents Protection

    Zhihu consistently focuses on the protection of teenagers, safeguarding the healthy growth of minors. We strictly adhere to the *Law of the People's Republic of China on the Protection of Minors, the Regulations on the Protection of Minors in Cyberspace*, and the *Guidelines for the Construction of Minor Mode in Mobile Internet*. In the *Community Guidelines of Zhihu*, we stipulate the governance measures for content violations involving teenagers. At the same time, we have established a special task force for youth protection, adopting a strategy that combines both prevention and intervention, focusing on governance related to youth content and the development and launch of youth protection features.

    We safeguard the healthy growth of young people in the community through a dual approach of positive guidance and negative deterrence.

    - **Optimizing Positive Guidance:** We have launched Zhihu Youth Mode, prioritizing the delivery of educational and knowledge-based content to minors, filtering out content unsuitable for them, and prohibiting the use of features such as live streaming, tipping, and recharging. Additionally, based on Zhihu's unique Q&A model, we regularly conduct special activities on youth protection, disseminate safety knowledge, and widely attract youth participation in topic discussions. In 2024, we will continue to optimize through partnerships with mobile terminals in areas such as login/logout, usage duration, and age-appropriate content recommendations. In 2024, we continued to optimize through partnerships with mobile terminals in areas such as login/logout, usage duration, and age-appropriate content recommendations.

    - **Strengthening Negative Deterrence:** We continuously expand the coverage of identifying harmful information and increase the intensity of manual reviews and historical checks of related content. At the same time, through "Wally Bodyguard", we can discover and clean up spam information on the site in real time, reducing the risk of harmful information attacks. Additionally, we have established dedicated channels for reporting youth-related information through long-term sections like "Minor Reporting" and via email and phone, with a reporting acceptance team conducting timely verification and handling.

✐ Case: Conducting Online Knowledge Education for Adolescents

In 2024, we launched an online safety knowledge education program aimed at adolescents. Through various methods such as comics and knowledge quizzes, we guide adolescent users to use the internet correctly, further strengthening the protection of adolescents.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- ## Caring for the Elderly

  We are committed to helping the elderly better integrate into the digital life and bridge the digital divide through diverse approaches in product development, technology innovation, and operational strategies.

  We continuously optimize the age-friendly accessibility service module and the "Care" page and establish a dedicated elderly service hotline for quick human support to better meet the service needs of the elderly. At the same time, as one of the main victim groups in illegal fraud cases, we have set up "a whistleblowing section for fraud against seniors" to effectively prevent fraudulent activities targeting the elderly, reduce fraudulent activities infringing on the legitimate rights of the elderly, and genuinely safeguard their legal rights. In addition, in terms of interactive interface design, Zhihu adapts to the reading needs of the elderly by adjusting font size settings and practicing responsible design.

- ## Caring for the Disabled

  We always uphold the philosophy that "people with disabilities have barrier-free access to knowledge at Zhihu" and we pay close attention to the disabled community.

  Based on domestic and international accessibility standards, Zhihu continuously optimizes the construction of an accessible community through technological iterations and resource allocation, providing more considerate and convenient services for users with disabilities. To create a more inclusive atmosphere for accessible communication and dissemination, we have also invited professional accessibility organizations and individuals to join the "Barrier-Free Column", promoting the spread and promotion of more accessible knowledge. This provides an inclusive and accessible environment for the disabled community to acquire and share knowledge, helping them connect to a broader world through the warmth and strength of the Zhihu community spirit. Meanwhile, Zhihu has introduced topics related to people with disabilities, inviting users to engage in discussions, thereby promoting public attention to the disabled community and advocating for care towards people with disabilities.

Nurturing Mental Health

Zhihu consistently places the mental health of its users as a priority, striving to uncover their potential mental and psychological needs. We hope that Zhihu can be a platform that helps users acquire new knowledge, gain respect and recognition, and more importantly, become a warm haven that provides precise care and comfort when users face confusion and stress.

To promptly detect abnormal situations among users and help them regulate negative emotions, we have established a comprehensive rescue process that integrates discovery, analysis, and graded response. For specific negative emotion search terms, the system will automatically trigger preventive and guiding measures and provide the national psychological crisis intervention hotline. At the same time, Zhihu has also formed a dedicated team to protect users' mental health through algorithm design and product development. As a good partner to users, "Zhihu Bulter" identifies and monitors user comments that exhibit negative emotions and establishes a communication process for those contemplating self-harm.

In addition, leveraging the community's strengths, we create topics and roundtable activities related to mental health, inviting professionals such as psychiatrists, university scholars, and psychologists to participate in discussions, helping users regulate negative emotions and face life positively.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2.3 Information Security, Privacy Protection

Zhihu places great importance on information security management and user privacy protection. By establishing a comprehensive information security management framework and system, continuously optimizing information security management technologies, and actively conducting internal and external audits and information security training, we ensure the safety of the Company's operations and create a secure and reliable community environment for users.

Information Security Management

We strictly comply with the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, the *Administrative Measures for Internet Information Services*, and other laws and regulations. We have formulated a series of network and information security systems, including the *Data Security Early Warning Management Standards*, the *Data Life Cycle Management Standard*, the *Emergency Response Process for Data Security Incidents*, and the *Data Access Approval Standards*. These cover the entire lifecycle of data collection, transmission, storage, use, and destruction, laying a solid institutional foundation for information security management. In 2024, we updated some internal systems to implement more precise data classification protection, more detailed employee information security standards, and clearer and stricter disposal rules, further strengthening the institutional safeguards for information security.

- **Hierarchical Management Structure**

  To standardize the construction of the Company's network and information security system and implement specific requirements for network and information security work, we have established a systematic information security management framework and formed the Zhihu Cybersecurity and Data Security Committee to provide a solid structural guarantee for information security.

  Zhihu Cybersecurity and Data Security Committee's Hierarchical Structure
  All levels collaborate to ensure the smooth implementation of Zhihu's information security management work.



| **Decision-making management level** Responsible for formulating the Company's medium and long-term security strategic planning | → | **Management Level** Responsible for managing and promoting the deployment of safety work | → | **Execution Level** Responsible for the specific implementation of network and information security work |

  In 2024, the Zhihu Cybersecurity and Data Security Committee actively carried out its work. In terms of product and development, relevant security management standards and processes were established, and efforts were made to encourage product and research staff to engage in online learning and examinations. For key business systems within the community, a data and compliance security risk assessment was completed, with the related reports shared internally within the committee. Regarding tool optimization, the committee facilitated the introduction and implementation of more efficient security tools.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Process-oriented Management System**

    Zhihu continuously optimizes its information security management system by establishing an information security protection mechanism of "pre-event prevention", "in-process monitoring" and "post-event response", ensuring that the Company's information security is preventable, manageable, and controllable.

    Zhihu Information Security Protection Mechanism

Pre-event prevention	In-process monitoring	Post-event Response
The Company integrates information security protection measures into the development of products and services. Through security review content such as login authentication schemes, permission granting schemes, secondary identity verification, personal information collection scenarios, whether data is encrypted during transmission and storage, whether it is displayed in a desensitized manner, and whether watermarks are applied, data prevention protection measures are continuously strengthened.	The Company has established a security operation center to handle security threat incidents. This center conducts real-time monitoring, analysis, and alerting of information security threats, promptly notifying of security risks.	The Company has set up security orchestration automation and response automation capabilities, along with manual handling processes, to automatically or manually address identified risks, reducing the likelihood of security incidents.

- **Comprehensive Management Measures**

    We strengthen information security management comprehensively through multi-dimensional initiatives. By conducting audits, advancing information security certifications, providing security training, optimizing security management tools, and building a supplier information security management system, we have established a comprehensive and robust information security defense line.

    - **Information Security Audit**

        Zhihu has established a comprehensive cybersecurity and information security audit mechanism, conducting regular external and internal audits to strictly prevent data breaches and security incidents.

        External Audit: We regularly invite external audit institutions and security service providers to conduct network and information security audits for all relevant departments according to domestic and international certification standards, and carry out internal rectification and optimization for identified issues.

        Internal Audit: Internal audits are conducted in real time by the Company's security department. Zhihu's security engineers use automated audit tools to perform daily audit analysis on network security anomalies and information security risks and handle abnormal events in real time to ensure risks are controllable.

        In 2024, the Company conducted 10 information security audits. On the business side, we advanced the operation management system related to educational services to implement personal information display desensitization and log audits involving personal information operations, reducing the risk of personal information leakage due to employee behavior. In the corporate domain, we collaborated with assessment agencies to conduct data security risk assessments in the telecommunications field, focusing on the types of personal information data that have been reported. The assessment results were excellent.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Information Security Certification**
  Zhihu actively promotes work-related information security certification. Currently, Zhihu has completed the third-level network security protection certification for important business systems and obtained the ISO/IEC 27001 information security management system certification. In 2024, Zhihu became a member of the China Academy of Information and Communications Technology's "Zero Trust Laboratory".


零信任实验室
Zero Trust Laboratory
北京智者天下科技有限公司(知乎)
零信任实验室
成员单位

- **Information Security Awareness Training**
  Zhihu places great emphasis on cultivating employees' awareness of information security. In 2024, we conducted multiple information security and cybersecurity awareness and training sessions, combining online learning with offline experiences to comprehensively enhance employees' awareness of information security prevention, strengthen information security protection skills, and improve information security literacy.

Case: 2024 Zhihu Cybersecurity Awareness Week

In 2024, Zhihu held the "2024 Zhihu Cybersecurity Awareness Week" event. The event was themed "Awareness of Security, Anticipating Risks, Building a Network Security Together",' with the goal of "Operating Safely, Safe Operations", to popularize network and data security knowledge, enhance employees' cybersecurity awareness, and build Zhihu's network security defense line, making every employee guardian of Zhihu's network security.


知乎
2024 知乎网络安全宣传周
ZHIHU CYBERSECURITY WEEK
9.23-9.30
「知」安思危 共筑网络安全

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Optimization of Information Security Strategies and Tools**

  Effective tools and technologies are essential for safeguarding information security. We continuously optimize our information security protection tools to ensure that the level of protection is constantly enhanced.

  In 2024, we optimized our data leakage prevention strategies, covering various information dissemination channels, and collaborated with the Human Resources Department to address the unauthorized dissemination of sensitive company data. At the same time, we optimized our log auditing strategy, improved the alert handling rate, and conducted a comprehensive inspection of company assets, reclaiming assets to reduce the risk exposure. Additionally, we advanced the "shift-left" approach for application security, bringing forward the identification of potential security risks, and enabling security checks before code construction, thereby reducing the probability of security incidents.

- **Supply Chain Information Security Management**

  In terms of external information security control, Zhihu has established a supplier information security management system to manage suppliers throughout the entire process.

  During the registration and admission stage, suppliers are required to sign the Non-Disclosure Agreement and the Fair Trade Commitment, building a strong information security defense from the source.

  During the bidding stage, for information technology (IT)-related categories, Zhihu has developed technical scoring standards related to supplier information security and invites the information security compliance officer to conduct the scoring. To ensure the objectivity and fairness of the scoring, all project evaluators must complete the "Interest Clarification" in the Zhihu procurement system before they can commence the evaluation work.

  During the performance stage, for IT-related categories, information security is included in the vendor performance evaluation criteria. Regular vendor performance assessments are conducted to continuously ensure the security of the supply chain information.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

User Privacy Protection

Respecting users' personal privacy information is a fundamental principle that Zhihu consistently upholds. Zhihu continuously improves the user information protection system, optimizes privacy protection technologies, and enhances risk response processes to comprehensively promote the protection of user privacy.

We have developed regulatory documents such as the *Personal Information Protection Guidelines*, the *User Agreement*, and the *Third Party Data Sharing Reporting Standards*, to clearly define the specifics of information collection content, usage, and sharing scope, thereby continuously standardizing the Company's governance of user privacy information security.

 In terms of information collection, Zhihu seeks authorization from users for information collection in advance of service provision, ensuring that users are informed about the purpose, method, and scope of personal information collection, use, and sharing.

 Regarding the use of information, Zhihu strictly manages the collected personal information of users, preventing leakage, tampering, misappropriation, destruction, or illegal provision to third parties, fully ensuring users' control and privacy rights over their personal information.

At the same time, Zhihu continuously optimizes privacy protection technologies such as data encryption, data masking, and access control. For risk points at various stages of data management, a closed-loop process of risk monitoring, incident alerting, and alert handling has been established. In addition, Zhihu has established a comprehensive information security monitoring and emergency response platform to continuously enhance its ability to perceive data risk events, ensuring the security of user information in all aspects.

Currently, Zhihu has obtained the ISO/IEC 27701 certification for its privacy information management system.

During the Reporting Period, Zhihu did not experience any major data or user data breaches related to information security.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

03 CREATING A HAPPY WORKPLACE

Zhihu consistently adheres to the development philosophy of "Talent First", by implementing diverse and equitable employment policies, offering abundant career growth opportunities, and providing a safe and warm working environment. This approach continuously stimulates each employee's potential and vitality, enhances employee well-being, and aligns the Company's development with employees' personal value pursuits.

3.1 Safeguarding Employee Rights

Zhihu respects and safeguards employee rights, establishing a comprehensive employment system. We strictly comply with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Provisions on the Prohibition of Using Child Labor*, and other relevant laws and regulations concerning labor and employee rights, as well as international conventions such as the *Universal Declaration of Human Rights*. We have formulated internal policies such as the *Management Rules for the Use of Recruitment Channels*, the *Zhihu Background Investigation Policy and Management System*, and the Re-employment System to regulate the management of employee compensation and dismissal, recruitment and promotion, working hours, vacations, and other benefits. We sign labor contracts with employees in accordance with the law to protect their vital interests. We strictly prohibit the employment of child labor and forced labor. If any such situations are identified, the Company will take strict actions in accordance with relevant laws, regulations, and our internal policies. During the Reporting Period, Zhihu did not engage in any child labor or forced labor practices.

At the same time, the Company adheres to principles of fairness and justice in employment, striving to create a diverse and inclusive work environment. We oppose all forms of employment discrimination, ensuring that employees are not affected by factors such as gender, age, ethnicity, region, and religious background. In recruitment, we prioritize suitability based on ability and treat individuals with disabilities equally. We respect and protect the legal rights of all employees, adhere to the policy of gender equality and equal pay for equal work, and fully safeguard the special rights of female employees, providing an equal and diverse work environment for all employees.

3.2 Unleashing the Growth Potential of Employees

Talent is the foundation of Zhihu's value creation. Zhihu consistently adheres to a talent-first development philosophy. Through a diverse training system, a smooth and sustainable talent development plan, continuous innovation in training content and methods, and the improvement of talent development strategies, we fully unleash employee vitality and potential, assisting employees in achieving collaborative self-growth and career development.

Diversified Training Systems

Zhihu has developed a comprehensive and systematic talent cultivation system centered around three modules: general skills, professional competency, and leadership. This system is tailored to meet the diverse needs of employee development and is supported by the M+ program (Zhihu Mentor mechanism), the T+ program (Zhihu Internal Trainer Management System), and the online learning platform "Zhi Learning". These resources and platforms provide employees with multi-channel, customized growth support.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT



Leadership Training

Leadership is the guiding beacon for the sustainable development of the Company. Zhihu has built a comprehensive leadership development system, emphasizing the long-term growth of young talents within the Company. We have developed the "Sailor Program" for reserve and newly appointed managers, the "Navigate the Future" program for middle managers, and the "20,000 Miles" program for senior managers. Through a variety of training activities such as internally developed courses, external visits, and year-end review meetings, we gradually promote the implementation of the "Navigator Model" and Zhihu's management philosophy. This cultural deepening leads the Company's learning and development, facilitating cross-team collaboration, communication, and integration among managers at all levels, and cultivating Zhihu leadership talents with broad vision and practical experience. In 2024, we further refined our leadership training plans and courses. By collecting issues through preliminary diagnostics and research interviews, we optimized the training programs and tailored personalized training plans to match the development stages of different business departments.



General Skills Training

General skills are the foundational abilities and qualities for employee development in the workplace. Zhihu conducts a series of systematic foundational training sessions every year, including company process and policy training, business ethics training, information security training, and employee safety training. At the same time, we closely monitor societal and technological developments and trends to help employees identify and plan directions for enhancing their general skills, and we conduct targeted training accordingly.



Professional Competency Training

Enhancing professional skills is the core competitive advantage for both individual career development and the long-term growth of the Company. Zhihu, based on the career development system of various professional sequences, identifies key competency requirements and integrates human resource development into each business team. Zhihu has established a diverse professional course system and constructed a professional knowledge map. Through targeted technical professional training, it supports the iteration and upgrading of business strategies, enhancing employees' "hard skills".

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

In 2024, Zhihu deepened the training content and methods of implementation, starting from the actual needs of the business. We further planned the training content based on the characteristics of business departments and divided the training into advanced and introductory categories. This approach allows us to tailor differentiated learning methods for different employee groups, helping employees acquire the necessary knowledge more efficiently and enhance their capabilities in a more suitable manner.

Case: ESG Comprehensive Training

As an important driving force for promoting corporate sustainability, ESG is increasingly prominent in today's business environment. Zhihu actively promotes the deep implementation of ESG concepts within the Company. In the 2024 General Skills Training, ESG-related content was included as an expansion section, with professionals invited to conduct specialized training for all employees. During the training, employees gained a deeper understanding of the significance of ESG practices and learned about the ESG experiences of internet companies both domestically and internationally. This training further rooted the ESG concept among employees, strengthening the ideological foundation for the Company's ESG initiatives.

Zhihu continuously tracks and follows up on training feedback and course quality evaluations. It employs a feedback mechanism to collect opinions and suggestions, implementing a review system for internally developed courses. Based on the feedback and evaluation results, the Company optimizes and adjusts training methods and course content to enhance training effectiveness and course quality. Additionally, we encourage employees to participate in external professional training, continuously improving their expertise and empowering them to grow into internal trainers.

Seamless Talent Development

Zhihu has created a transparent and smooth career development path for employees, providing equal growth opportunities for everyone. The aim is to help employees achieve a synergistic development of personal and professional value. We have developed the Zhihu Rank System, which classifies employees into a dual-track system of "management path" and "professional path" based on job characteristics. Employees can choose to transfer within or across these tracks according to their career development requirements, providing them with promotion paths that align with their career plans and personal strengths.

At the same time, Zhihu has established an internal talent mobility "flexible mechanism". When there is a suitable position match, employees can transfer within the Company. This not only supports the efficient allocation of talent to meet the Company's product and business needs but also creates a flexible, efficient, and diverse career development pathway for each employee, achieving mutual growth and progress for both employees and the organization.

In 2024, we redefined the talent profile at Zhihu and proposed a "High-Level + High-Potential" talent strategy to better plan talent development. Centered around Zhihu's core values, with career motivation as the radius and universal talent capabilities as the brush, we outlined the talent profile characterized by "Insightfulness", "Keep Open", "Be Relentlessly Resourceful", "Pursue Excellence" and "Management Skills". This framework guides our talent recruitment and development strategy planning. At the same time, we implement the "High-Level + High-Potential" talent strategy to further support the creation of a sustainable and self-driven talent pipeline.

Zhihu Talent Profile


Insightfulness
Keep Open
Be Relentlessly Resourceful
Pursue Excellence
Management Skills

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.3 Enhancing Employee Sense of Belonging

Zhihu consistently upholds an open and free, people-oriented management philosophy, dedicated to creating a happy workplace. Zhihu extensively listens to employee opinions and has established a multi-level, comprehensive benefits system, providing a comfortable and joyful work environment through a variety of benefits and care activities. We also emphasize working hand in hand with employees to jointly promote cultural upgrades and dissemination, allowing employees to gain a sense of respect, happiness, and belonging.

Cultural Co-construction

Employees are indispensable members of the Zhihu family. We invite employees to participate in the management of various Company affairs, encouraging them to contribute as part of the family, thereby enhancing their engagement and sense of belonging. In 2024, we collaborated with employees to explore the Company culture, encouraging them to integrate Zhihu's culture with their personal traits. We also conducted cultural interior design of the office environment to enhance employees' cultural identity and support the realization of personal value within the Company. Additionally, we established a Dietary Committee, inviting employees to participate in meal evaluations and inspect central kitchen management, allowing them to feel the Company's appreciation and trust in their daily experiences.

> ### ✎ Case: "Zhihu Ship • Setting Sail Again"– Zhihu and Employees Co-create Company Culture
>
> In 2024, Zhihu embarked on a bottom-up cultural exploration journey. Through in-depth research involving all employees, interviews with employee representatives, and co-creation between managers and representatives, we drew upon the excellent genes of our past. We then gathered 140 employee representatives to further distill and infuse these genes into the new and dynamic "Zhihu Ship", forming a shared value system for Zhihu. The "Zhihu Ship" carries the values of "Earn Trust, Keep Open, Pursue Excellence, Keep Enthusiasm, and Be Relentlessly Resourceful", setting sail again. We strive to make Zhihu a culture that inspires curiosity, promotes knowledge growth, and continually discovers and explores the future.
>
>
>
> | Employee Survey | Employee Representative Interviews | Management-Employee Representative Co-creation |
> |---|---|---|
> | **1,222** | **94** | **150** |
> | Survey Results | Interview Outputs | Extracted Vision/ Value Factors |
>
>

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Case: "This is Very Zhihu" – Employees Collaboration in Implementing Corporate Culture

As the "Zhihu Ship" sets sail once again, carrying the Company culture toward the next bright and sunny new continent, we also focus on every employee on board. We launched the "This is Very Zhihu" video series to present, from an individual perspective, the key moments in Zhihu when members persist in making "Zhihu" value choices. We have witnessed the cultural commitment of every Zhihu pirate, making Zhihu a culture that inspires professionalism and knowledge sharing, positively impacts the world, and fosters self-driven growth.











知乎
这很知乎
SQL
「保持开放」
有哪些「作品」
让你想要写上自己的名字？

At the same time, we launched the "Inviting – This is Very Zhihu" series of topics, encouraging open discussions to continuously collect stories that truly embody the spirit of Zhihu from our pirates. We encourage all employees to participate in cultural construction and consistently advance the unique culture of Zhihu, working together with employees to support the implementation of corporate strategy and daily operational management.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

> ### ✐ Case: "Zhihu Youth, Please Answer" – Employees Define Zhihu Youth for Themselves
>
> On the Youth Day in 2024, we launched the "Zhihu Youth, Please Answer" event, kicking off the topic "What Kind of Zhihu Youth Are You?" The event featured sixteen Zhihu youths sharing their stories with Zhihu, allowing employees to self-define and explore the organic integration of Zhihu culture with personal traits. This initiative enables employees to realize their self-worth at Zhihu while leveraging the culture to enhance their individual value.
>
>

> ### ✐ Case: Zhihu Cultural Soft Decoration
>
> To present the upgraded Zhihu culture in a more intuitive form to every employee, we implemented cultural soft decoration in the Company lobby. We also collected case studies for each distilled Zhihu value and filmed documentaries, which are played in a loop in the office area and on the Company intranet, effectively conveying Zhihu culture to every employee.
>
>

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Benefits and Care

We regard our employees as our most valuable asset. Beyond foundational benefits like annual leave, paid sick leave, and health check-ups, we consistently enhance and upgrade our employee benefits each year. We are committed to providing a comfortable and healthy work environment, along with support for our employees' physical and mental well-being. Additionally, we offer a diverse range of employee activities, enabling our team to experience the warmth of the Zhihu community outside of work, enriching their professional lives with positivity and support.

Work-Life Balance: We advocate for a balance between work and rest, not measuring employee performance by working hours or overtime, safeguarding employees' rights to normal working time and adequate rest and vacation time.

Physical and Mental Health Care: The Company provides employees with ergonomic chairs, well-stocked pantries, relatively private meeting rooms, lactation rooms, an office fresh air system, and nutritious meals, creating a comfortable and welcoming working environment. This year, we further enhanced employee health protection by optimizing commercial insurance benefits and upgrading our supplementary medical plans. We also offer housing benefits for new graduates to help alleviate their renting concerns. Additionally, we have collaborated with external vendors to establish the Zhihu Cafeteria, further improving our employees' dining benefits.

Diverse Employee Activities: The Company organizes a variety of employee activities, establishing a "Pirates Club" and various interest groups to encourage employees to relax and strengthen their bodies outside of work while enhancing team cohesion. The annual party and holiday events are held to help employees feel the Company's care and support.

> ### 🔗 Case: "Light and Shadow: A Celebration" Annual Party
>
> At the beginning of 2024, we launched the "Light and Shadow: A Celebration" New Year Kickoff Party. All employees of Zhihu gathered online and offline to bring everyone a unique annual party experience. During the event, we presented "Zhihu Stories" from the employees' perspectives and released the blockbuster film *The Blue Route* from the Company's viewpoint. This film scripted the growth journey of the Zhihu Pirates, recreating an exciting and memorable journey through the lens. Employees experienced inspiration and honor during this spectacular annual party, starting the new year with vision and motivation.
>
>
>

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

✐ Case: "Gratitude in Heart • Trusting Together" Thanksgiving Event

Taking advantage of the Thanksgiving opportunity, Zhihu held the "Gratitude in Heart • Trusting Together" Thanksgiving special event simultaneously in Beijing, Shanghai, Chengdu, Guangzhou, Nanjing, and Wuhan on November 28, 2024. This event provided employees with a platform to express gratitude to each other, fostering a friendly atmosphere of "collaboration, gratitude, appreciation, and encouragement", promoting cross-team collaboration, and enhancing internal employee connectivity. During the event, we received over 1,200 "Rainbow Cards" from various business departments across the country, where employees encouraged and supported each other, and expressed their appreciation openly.

  

✐ Case: Mid-Autumn Festival: Intangible Cultural Heritage Lacquer Fan Making Activity

On the Mid-Autumn Festival, Zhihu organized an offline intangible cultural heritage lacquer fan-making activity to celebrate the festival with employees. Employees created their own fans through self-design and handmade methods, incorporating their beautiful expectations for the Mid-Autumn Festival, allowing them to relax and experience the charm of traditional culture outside of work.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Communication

Zhihu actively listens to the voices of employees, fully values their feedback and suggestions, and has established diverse communication channels to promptly respond to employee requests.

Zhihu Employee Communication Channels	
"Pirate Ship" Online Community	An open platform for employees to communicate freely and exchange mutual assistance
"Zhihu Staff Group Chat" **"Pirate Manager"**	Employee instant communication platform and channels
"Polaris Mailbox"	A feedback platform for protecting employee privacy with direct access to the executives.
"Employee Mailbox"	Employee performance evaluation feedback channel

To further improve the employee communication mechanism, in 2024, Zhihu launched the "Polaris Mailbox", encouraging employees to provide reasonable suggestions on Company business strategies, management, and operations, and to report and provide feedback on "non-compliance" incidents and behaviors. The Company's senior management directly monitors and intervenes in handling all employee complaints and feedback, with solutions personally overseen by the Chief Executive Officer and communicated back to the employees. We hope to break down barriers through the "Polaris Mailbox", encouraging employees to speak freely and fostering a more transparent and healthy communication environment.

3.4 Caring for Employee Health and Safety

Zhihu prioritizes employee health and safety. We strictly comply with the Labor Law of the People's Republic of China, the Law of the People's Republic of China on Prevention and Control of Occupational Diseases, and the Fire Protection Law of the People's Republic of China, as well as other national and local laws and regulations. We are committed to providing a safe and healthy working environment for all employees. In addition to offering supplementary medical accident insurance and personalized health check-up plans to all formal employees, we promote employee health and safety from multiple dimensions.

Emergency Response

We have developed standards and plans such as emergency plans for employees in case of sudden illness or accidental injury, and the food and beverage safety inspection standards, specifying standardized procedures for emergency response in urgent situations to ensure timely and proper handling of employee health and safety incidents.

Safety Facilities

We have established comprehensive security and fire protection systems in the office area, equipped with Automated External Defibrillators (AED), and essential emergency medical kits, and set up prominent safety warning signs in relevant locations to enhance safety management from a preventive perspective. In 2024, we replaced bottled water in the office area with direct drinking water to provide employees with safer and more hygienic drinking water.

Management System

We have established the food and beverage safety inspection standards, to regularly conduct food hygiene and safety inspections of food preparation areas, ensuring the provision of safe meals for employees. In 2024, we formulated a series of office area construction management systems, including the Construction Safety Inspection Checklist, the Construction Safety Responsibility Agreement, and the Construction and Environment Management Regulations to ensure the safety and health of employees during construction.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Safety Training

The Company regularly organizes safety training. In 2024, the Company conducted Fire Drill training, CPR training, and AED usage training to enhance employees' crisis awareness and to develop their ability to respond and self-rescue in the event of a crisis. Additionally, in 2024, we released the Office Area Safety Initiative and created posters to be displayed in work areas, constantly reminding employees to enhance their safety awareness and prevention.




Fire Drill




Cardiopulmonary Resuscitation (CPR) Training

Upon assessment, it has been concluded that Zhihu does not have any positions that pose a risk to occupational health and safety. Furthermore, in the years 2022, 2023, and 2024, the Company has not recorded any work-related fatalities among employees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

04 CONTRIBUTING TO SOCIAL VALUE

We firmly believe that the immense power inherent in communities can transcend various boundaries and reach far beyond. Zhihu deeply integrates social responsibility into the core of its brand development, actively engaging in charitable endeavors. We leverage our brand influence and community outreach to empower users with positive energy and give back to society.

4.1 Fostering Positive Energy in the Community

"Professional Discussion" is the core positioning of Zhihu and a key support for Zhihu's involvement in public welfare. We encourage and advocate for professionals from various fields to focus on hot topics and participate in community Q&A public welfare activities, using professional perspectives and in-depth discussions to gather strong positive energy within the community. Moreover, Zhihu actively collaborates with external parties to carry out public welfare activities, extending the influence of goodwill and the power of knowledge to a broader community.

Case: "Going Further with You" Illuminates the Warmth of Products with the Community's Light

In 2024, Zhihu's "Beacon Prize" collaborated with vivo to produce the public welfare promotional video titled "Going Further with You". Additionally, they launched a discussion topic within the Zhihu community called "What Can the New Era of Technology Offer to Individuals with Disabilities?" This initiative emphasizes the humanistic approach to supporting individuals with disabilities through technological advancements. We explore how these innovations can empower them not only to venture beyond their homes but also to transcend both physical and psychological barriers. Our aspiration is for technology to provide warmth and tangible assistance to individuals with disabilities, while we encourage society to pay closer attention to their experiences and needs.


vivo
更远的地方

Click the link to watch "Going Further with You":
https://www.zhihu.com/zvideo/1778768161519034368

Case: "How to Recognize a Child's Indifference" Zhihu Launches Topic on Children's Psychology

Data indicates that autism has emerged as the leading cause of mental disabilities among children in China. Zhihu is actively advocating for greater public awareness of children's mental health. In April 2024, coinciding with the 17th World Autism Awareness Day, Zhihu partnered with Yixinli and Xinshixiang to host a roundtable event titled "Parenting Psychology: Recognizing Your Child's Indifference". This event aims to address various psychological issues faced by children and adolescents during their developmental stages, including autism, bullying trauma, school avoidance, and adolescent rebellion. The objective is to equip parents with the tools to identify, assess, and intervene in their children's mental health concerns at the earliest opportunity.


养育心理
知多少
看懂孩子的「若无其事」

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.2 Supporting Rural Revitalization

Zhihu commits to aligning with the national rural revitalization strategy by actively engaging in philanthropic initiatives that aim to enhance the welfare of rural communities. We provide support and warmth to these areas and anticipate utilizing technological innovations to facilitate rural economic development.

Case: Participation in the Qiming Venture Partners Rural Revitalization Entrepreneur Support Program

In January 2024, Zhihu participated in the "Taste of the New Year: Charity Products to Support Farmers", a program jointly organized by Qiming Venture Partners and the China Rural Development Foundation, aimed at boosting the sales of rural agricultural products.

Case: Empowering Digital Economy Initiatives in Foping County

In September 2024, under the leadership of Ren Xianliang, Secretary-General of the World Internet Conference, more than ten member enterprises, including Zhihu, visited Foping County in Hanzhong City, Shaanxi Province, to conduct research on the local digital economy. This marked the beginning of efforts to support the development of the digital economy in Foping County. We look forward to empowering rural revitalization in Foping County, narrowing the digital divide, and promoting inclusive development.

Case: "Donation of New Year Goods to the Countryside" Charity Activity

In February 2024, Zhihu actively participated in the "Donation of New Year Goods to the Countryside" charity activity initiated by JD.com, delivering food items such as rice, flour, grain, and oil, as well as heaters and other daily necessities, to Zhongjunling Village in Zhuyu Town, Zhouzhi County, Xi'an City, Shaanxi Province, letting villagers feel the warmth from Zhihu.


京东 | 知乎
京东
我给乡村送年货
年货送乡村 许愿传温暖
知乎
米面粮油年货大礼包
订单备注:
即日起扫码参与
【我给乡村送年货】活动
送年货许心愿
NAINHUODALIBAO

Case: "New Strength, New Achievements: Cultural Innovation Supporting Longyuan" Charity Activity

In September 2024, the new national service team of social strata, including Zhihu, launched the "New Strength, New Achievements: Cultural Innovation Supporting Longyuan" initiative in Longnan City, Gansu Province. During the event, Zhihu donated "Yan Selection Membership Cards" to the region, aiming to contribute new strength to the accelerated construction of a happy and beautiful new Gansu and to continuously create a new landscape for enriching the people and revitalizing the province. By leveraging its professional advantages in "culture + technology", Zhihu seeks to empower local development.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.3 Enhancing Industry Value

In the wave of industry development, Zhihu remains committed to the original intention of enhancing industry value. Through ongoing innovation and proactive engagement, it injects new vitality into the sector. Zhihu actively participates in industry initiatives, leveraging professional insights and cutting-edge perspectives to drive the industry towards a more intelligent, efficient, and inclusive future.

> ✎ **Case: Founder and CEO Mr. Zhou Spoke at the 2024 World Internet Conference Wuzhen Summit**
>
> In November 2024, Zhihu's founder and CEO, Mr. Zhou, attended the 2024 World Internet Conference Wuzhen Summit for the sixth time. He delivered speeches at the Entrepreneur Forum and the Digital Education Forum, and participated in in-depth media interviews, sharing profound insights and forward-looking perspectives on the internet industry, digital education, and LLM. He analyzed the internet business model in the AI era, as well as the development and opportunities of the internet and digital education, providing deep insights and positive guidance for industry development. At the same time, he advocated for Zhihu's recent initiatives and achievements in actively embracing LLM technological innovations, providing valuable experiences for the industry.

4.4 Empowering the Education Sector

Zhihu utilizes the innovative advantages of big data and LLM to actively empower the vocational training and education industry. Focusing on the continuously emerging demands for vocational education, Zhihu leverages its strengths in content and technology to accelerate the construction of a "community + education" ecosystem, creating the educational brand "Zhihu Zhixuetang". Zhihu applies cutting-edge technologies like big data and LLM to the development of vocational education scenarios, integrating high-quality educational resources to provide users and communities with a rich array of training content, including workplace skills, languages, certifications, and personal interests. Currently, "Zhihu Zhixuetang" has served over 20 million users, becoming one of the most comprehensive vocational education content systems in China.

We view vocational education as the inheritance and extension of Zhihu's community professional discussion platform. We continue to delve deeply into the path of digital vocational training, promoting full coverage of AI technology in core training aspects, assisting each student to embark on the "future career path" in an efficient and systematic manner, and contributing Zhihu's strength to the exploration and reshaping of the vocational education industry.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

05 RESPONSIBLE GOVERNANCE

Compliance and operational integrity are essential foundations for the steady development of a business. Zhihu consistently adheres to regulated growth, continuously optimizing its governance structure, enhancing enterprise risk management, upholding business ethics, maintaining information security, and protecting user privacy to ensure its own healthy and sustainable development.

5.1 Risk Management

Zhihu places great importance on risk management and internal control, having established a comprehensive risk management system and internal control mechanism, which are continuously optimized. We identify potential risks in daily operations and have developed a scientific risk response mechanism to minimize the potential impact of risks.

Management System

To better manage internal and external risks systematically, Zhihu has established a "Three Lines of Defense" risk management model and, under the supervision of the Board of Directors, has built an internal risk control framework and risk management system.

"Three Lines of Defense" Risk Management Model	
First Line of Defense	**Business Department** Responsible for identifying, assessing, monitoring, and managing potential risks in daily operations.
Second Line of Defense	**Functional Departments such as Human Resources, Legal, Finance, Risk Control, Community, Security, and Governance Center** Responsible for providing professional knowledge support and assurance for the effective implementation of the first line of defense.
Third Line of Defense	**The Supervisory and Internal Audit Functions of the Risk Control Center** Responsible for the assessment of the Company's risk management and internal control systems, as well as the supervision of the implementation status of the first and second lines of defense, and it is highly independent.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Process System

We have formulated policies such as the *Regulations Management Code*, the *Conflict of Interest Management Policy*, and the *Internal Audit Management Policy*, and established relevant risk management and internal control processes based on the COSO internal control framework model. Currently, we implement a full-chain risk control process to effectively identify and respond to risks.[2]

Risk Control Process	
 **Risk Identification**	Conduct regular internal identification of the risks faced by the Company and create documents such as a tracking list
 **Risk Identification**	Synchronize identified risks with relevant departments for risk confirmation
 **Risk Confirmation**	Develop audit plans and corresponding risk response management measures based on different risks. Senior management and the internal audit department supervise rectification and follow up on the progress to ensure rectification is in place
 **Risk Assessment**	Senior management and the internal audit department review major risk cases, propose improvement suggestions, and focus on enhancing the level of risk management.

Internal Control Measures

Zhihu enhances the effectiveness of its internal controls through measures such as improving internal control systems, strengthening compliance reviews, and implementing special audits. The Company actively cooperates with external audits and conducts internal audits. This year, the Company implemented several special audits with the goal of reducing costs, increasing efficiency, and optimizing processes. Notably, in "Warehousing and Logistics Management Special Audit" project, we identified opportunities to optimize operational costs by examining inventory management processes through rigorous on-site audit procedures. The internal audit team collaborated with business departments to develop and implement corrective action plans, resulting in both streamlined operational workflows and effective monthly cost savings.

---

[2] The COSO internal control framework is the internal control framework recommended by the U.S. Securities and Exchange Commission.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.2 Business Ethics

Maintaining high standards of business ethics is the core guarantee for the long-term development of an enterprise. Zhihu adheres to ethical standards of fairness, trust, and openness, maintains zero tolerance for corruption, and is committed to building a sustainable business environment in both internal management and external ecosystems.

Maintain Fair Competition

Zhihu is committed to fostering a fair market environment, firmly opposing actions that improperly restrict or eliminate market competition and consistently engaging in anti-unfair competition and anti-monopoly efforts. Based on laws and regulations, such as the *Law of the People's Republic of China Against Unfair Competition* and the *Anti-Monopoly Law of the People's Republic of China*, Zhihu promptly updates relevant Company policies, cultivates a culture of integrity and honesty, upholds its responsibilities and obligations, and establishes a transparent, fair, and ethical foundation for business conduct.

Practice Anti-Corruption

Zhihu enforces a zero-tolerance policy towards corruption. The Company establishes a red-line awareness and promotes corporate integrity through measures such as the development of anti-corruption policies, employee guidelines, and advocating integrity with partners.

- **Management System**

  Zhihu has established a Supervision Department as an internal anti-corruption body, formulating internal systems such as the *Zhihu Employee Integrity Code*, the *Zhihu Employee "Seven Red Lines"*, the *Zhihu Employee Sunshine Declaration Policy*, and the *Zhihu Sunshine Monitoring Policy*. The Company continuously improves the anti-corruption system, strengthens internal supervision, and regulates corporate anti-corruption behavior.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- ### Integrity Culture

  Zhihu continuously strengthens the integrity awareness of all employees and is committed to eliminating corruption incidents from within the organization.

  During the onboarding phase for new employees, Zhihu has established an integrity commitment clause in the Employment Contract of its employees, requiring all employees to sign the *Notice of Integrity for Zhihu Employees* and undergo anti-corruption compliance training upon joining. On this basis, Zhihu stipulates that employees must not accept external gifts and encourages employees to transparently report external hospitality, visits, and other activities.

  Meanwhile, for all employees, Zhihu conducts anti-corruption training activities on various themes at irregular intervals and has established an internal integrity monitoring and publicity platform. Through "Sunshine Pirate/Pirate Ship", release "Sunshine Information" weekly, it contains typical anti-corruption case studies and industry integrity updates, hoping that every employee can develop the awareness of "Never violate the rules; violations will lead to consequences".

 

2024 Zhihu's Anti-Corruption Training

Improvement of Whistleblower Protection

Zhihu actively advocates for employee participation in the construction of an integrity culture, establishing multiple channels and forms for complaints and reporting. It has implemented internal systems such as the *Supervision Department Case Investigation Specification* and the *Whistle-blower, Complainant, and Witness Protection Policy* to standardize the reporting process. A whistleblower protection mechanism has also been established to strictly control the authority for accepting reports, ensuring the security of whistleblower information and privacy, and preventing retaliation. Whistleblowers can provide information through channels such as the supervision reporting email, and the Company will promptly advance the response and investigation of reported cases according to internal investigation procedures and timelines.

During the Reporting Period, Zhihu did not have any concluded corruption lawsuits filed against the Company or its employees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.3 Supplier Management

Zhihu is actively committed to establishing mutually beneficial partnerships with suppliers through a sound compliance management system and transparent and fair digital management tools. We implement full lifecycle management of suppliers, practice responsible procurement, and build a responsible ecosystem with suppliers.

Management System

Zhihu strictly adheres to the Law of the People's Republic of China on Bid Invitation and Bidding and the Regulations for the Implementation of the Law of the People's Republic of China on Bid Invitation and Bidding, along with other relevant laws and regulations. The Company has established a series of high-standard supplier management regulations, including the *Supplier Management Specifications of Zhihu*, the *Procurement Management Regulations of Zhihu*, the *Management Specifications for Sourcing, Procurement and Contract Fulfillment of Zhihu*. These regulations provide comprehensive control over procurement activities from policy formulation to execution. Additionally, Zhihu has developed strict management requirements for procurement personnel and requisitioning personnel, such as the *Code of Conduct for Procurement Employees of Zhihu* and the *Code of Conduct for Procurement Employees of the Group*, to create a robust supplier service guarantee system. In 2024, Zhihu updated and optimized its internal management systems to enhance compliance control, supporting a more differentiated, comprehensive, and efficient supplier management approach.

Supplier Lifecycle Management

To standardize the procurement process and ensure that procurement activities are compliant, transparent, and responsible, Zhihu has established a supplier lifecycle management system to regulate the admission, performance and exit stages of suppliers. At the same time, Zhihu provided comprehensive integrity and anti-corruption training to all employees in the procurement department, further strengthening the professional ethics of the staff, instilling a strong awareness of legal obligations, and ensuring that the procurement process is compliant and legal.

During the supplier sourcing phase, procurement personnel carry out their work based on procurement needs, selecting effective and matching supplier resources through processes such as supplier registration and evaluation. Meanwhile, the monitoring department conducts comprehensive tracking and supervision of key procurement projects and performs random checks on the results of general procurement tenders to identify risk points, thereby enhancing the traceability of supplier sourcing and procurement.

- **Supplier Admission**

  At the supplier admission stage, Zhihu requires suppliers to fill out a basic registration information form and sign documents such as the *Commitment to Fair Trade* and the *Commitment to Confidentiality* to standardize the suppliers' business ethics guidelines.

  Meanwhile, during the supplier admission process, Zhihu has set differentiated qualification review standards and assessment criteria tailored for different procurement categories. For example, for cloud server suppliers, Zhihu requires suppliers to provide qualifications such as a network security registration protection certificate, energy-saving review proof, and environmental impact assessment. For catering project suppliers, Zhihu requires suppliers to provide certifications such as the ISO9001 Quality Management System and the ISO14001 Environmental Management System. At the same time, for some key suppliers, Zhihu conducts on-site inspections to strictly control the supplier entry threshold, and prioritizes products and services with environmental certifications to practice responsible procurement.

  In 2024, 100% of new admitted suppliers that had procurement transactions with us comply with Zhihu's supplier management system.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- ## Supplier Performance

  During the supplier performance stage, Zhihu continuously tracks and evaluates supplier performance based on the *Supplier Performance Management Regulations*. We conduct periodic assessments of suppliers on a monthly, quarterly, or annual basis, depending on the category and business characteristics. The assessment results are reflected in scores and ratings, and a positive and negative incentive mechanism is set up to encourage suppliers to continuously improve management quality.

- ## Supplier Exit

  Our supplier management personnel and procurement staff regularly review the supplier list, implementing exit management measures for suppliers that meet exit conditions such as being blacklisted or failing assessments, ensuring the healthy operation of Zhihu's supply system.

Case: Supplier Profiling and Health Assessment

In 2024, Zhihu implemented supplier profiling and health assessments by collecting basic supplier information and reviewing supplier performance to create the profile of Zhihu's suppliers and evaluate their operational viability. From the initial supplier system registration phase, all supplier-related information is visually presented through digital dashboards in the procurement system. The assessment is conducted from multiple dimensions, including the supplier's basic information, financial status, business conditions, and performance. Based on the assessment results, we implement differentiated management measures for suppliers to enhance the compatibility of cooperation between both parties, cultivate suppliers with excellent performance, and phase out those with poor performance, ensuring that no losses arise from poor supplier management, further safeguarding the efficient and stable operation of the Company's supply chain.


品类筛选
IT
供应商筛选
D供应商
成立时间
注册资本
营业规模
资产规模
财务风险
城市分布
主要客户匹配性
成本控制
合作金额
合作时间

Supplier Profile Sample Diagram (Not actual data, for illustrative purposes only)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Supplier Integrity Promotion

Zhihu places great importance on the integrity and compliance of suppliers. In addition to signing relevant integrity agreements during the admission stage, we incorporate integrity and compliance into the evaluation during the performance stage. We also continuously monitor the integrity and compliance of suppliers in daily operations and promote integrity policies through sharing integrity advocacy images via the "Zhihu Procurement Department Information Platform". This encourages suppliers to consistently value and examine their own integrity and compliance.

  

Digital Procurement Management

Since its launch in 2023, Zhihu's Supplier Relationship Management (SRM) has achieved end-to-end digital management of Zhihu's procurement. Aiming to build a more efficient, transparent, and standardized responsible procurement system，Zhihu continuously optimizes the online procurement system to promote the sustainable development of the supply chain system.

> ### ✎ Case: Establishment of "End-to-End Data Dashboard"
>
> In 2024, Zhihu established the "End-to-End Data Dashboard" based on the online procurement system SRM. This dashboard provides comprehensive insights into the execution of procurement activities from the perspectives of procurement operations and supplier management. It supports data-driven optimization of procurement strategies, further enhancing the scientific and practical nature of decision-making while strengthening dynamic management of suppliers, risk monitoring, and early warning systems.
>
>
>
> End-to-End Data Dashboard Sample Diagram (Not actual data, for illustrative purposes only)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

06 PROMOTING GREEN DEVELOPMENT

Building an ecologically sustainable future is the shared responsibility of all humanity. Guided by the goal of achieving carbon peak and carbon neutrality, Zhihu advances environmental stewardship through green operational practices, sustainable value chain development, and eco-conscious advocacy to enhance internal environmental management systems while driving sustainable development across its value chain. Concurrently, we actively address climate change impacts by implementing climate risk assessment frameworks and adaptation strategies, resolutely progressing toward a low-carbon sustainable future.

6.1 Practicing Green Operations

Zhihu promotes the concept of green operations, strictly adhering to relevant laws and regulations such as the *Environmental Protection Law of the People's Republic of China*, the *Energy Conservation Law of the People's Republic of China*, the *Water Pollution Prevention and Control Law of the People's Republic of China*, the *Solid Waste Pollution Environmental Protection Law of the People's Republic of China*, and the *Regulations on Domestic Waste Management of Beijing Municipality*. Zhihu has formulated internal governance documents such as the *Zhihu Office Area Energy Conservation Policy*, to create a low-carbon and environmentally friendly operational model. In the process of promoting green operations, Zhihu actively focuses on sustainability initiatives through both office operation and value chain management. This multidimensional sustainability framework drives comprehensive environmental progress, demonstrating our commitment to environmental sustainability and achieving harmonious coexistence between business operations and natural systems.

Green Office

Upholding the concept of a green office, Zhihu has implemented a series of practical and effective measures, striving to integrate environmental protection actions into daily work to reduce the environmental impact of its operations.

- **Energy Use and Management**

  Zhihu practices energy conservation and emission reduction in daily office activities. We manage office energy by focusing on both equipment energy efficiency and behavioral energy conservation.

  Equipment energy efficiency: As a tenant of office spaces, Zhihu proactively adopts energy-efficient solutions within its operational control. We use more energy-efficient office equipment and LED lighting systems and employ smart HVAC systems that intelligently adjust temperature settings based on seasonal variations and indoor environmental conditions, optimizing climate control efficiency while maintaining comfortable working conditions with minimal energy consumption. During the 2024 office renovations, we prioritized environmental considerations by replacing all lighting fixtures in workspaces with high-efficiency LED luminaires.

  Behavioral energy conservation: We guide employees to reduce unnecessary energy consumption. For example, energy-saving signage is deployed at key power consumption points in office areas, with regular reminders to minimize standby power usage of office equipment. Lighting controls follow strict "on-demand activation" protocols, ensuring lights are only operational during active use and fully deactivated when spaces are unoccupied, effectively eliminating unnecessary illumination.

- **Resource Management**

  The resources used by Zhihu are mainly water resources and office supplies such as paper. Guided by a commitment to conservation and sustainability, we implement systematic resource management across operational workflows.

  Water management: Zhihu advocates sustainable water use and improves water efficiency through a variety of initiatives. The Company conducts regular maintenance of water equipment to ensure that faucets and other facilities are functioning properly. At the same time, smart water-saving devices such as sensor faucets and flushing systems have been installed to reduce water waste. We also strive to raise awareness of water conservation and promote responsible water usage among our employees by posting relevant slogans in office areas.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Use of office supplies: We adopt measures for source reduction and recycling. We advocate for maximizing the reduction of office paper usage, encourage double-sided printing, reuse paper, prioritize electronic documents for work reporting, and reasonably set up paper recycling bins in office areas to facilitate the classified storage of reusable paper. We prioritize choosing reusable office supplies, such as gel pens with replaceable refills, to effectively reduce the use of disposable items and minimize resource waste.

- **Waste Management**

The main emissions in Zhihu's daily operations are from waste. To achieve sustainable waste management, Zhihu focuses on both generation and disposal stages of waste by implementing a series of measures to reduce environmental impact.

At the waste generation stage, we have implemented various measures this year to reduce waste from the source.

➢ Choosing environmentally friendly products: fully using eco-friendly biodegradable food containers to replace disposable ones and changing printer cartridges to biodegradable cartridges.

➢ Resource recycling: Implementing a plastic bottle recycling initiative and reusing them

➢ Reducing packaging waste: Replacing bottled water with direct drinking water in office areas to reduce the use of bottled water and the generation of packaging waste

➢ Refined management: Reducing food waste and the generation of kitchen waste through systematic management

The types of waste at Zhihu mainly include harmless waste such as office and domestic waste, food waste, and hazardous waste such as old computers, used batteries, and toner cartridges.

At the waste disposal stage, Zhihu adheres to the principles of classified disposal and non-hazardous treatment. For non-hazardous waste, we strictly follow the requirements of the management regulations of each operating site to sort wastes generated in office areas by classifying them into four categories to promote waste recovery and recycling. For hazardous waste, we classify and manage it based on its nature and characteristics, establishing specialized collection, storage, and processing procedures to ensure effective control and treatment of various hazardous wastes to minimize negative impacts on the environment.

- **Environmental Target**

In 2024, Zhihu optimized its environmental targets by comprehensively considering multiple dimensions, such as business needs, workplace optimization status, and decision-making influence over property management. We have set more reasonable and stringent targets, focusing not only on advancing mandatory energy conservation and emission reduction benchmarks but also on prioritizing enhancing critical soft competencies such as employees' environmental awareness and capabilities. Guided by these environmental targets as foundational commitments, Zhihu continues to implement energy-saving strategies, actively execute emission reduction initiatives to persistently decrease operational carbon footprints, and fully develop green office ecosystems.

Zhihu Environmental Target

- Implementing 100% waste separation and 100% recycling of hazardous waste in the workplace

- Starting from 2024, continuously strengthening ESG awareness training for employees, and organizing environmental protection activities to enhance employees' understanding and active engagement in environmental protection and decarbonization

- Reducing electricity consumption per area by 5% by the end of 2027, with 2022 as the base year

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Green Value Chain

In addition to focusing on the sustainability of our own business operations, we are expanding our attention to the emission reduction potential of the upstream and downstream of our business operations. This year, we referred to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard（GHG Protocol）to identify and review the upstream and downstream (i.e., Scope 3) emissions of Zhihu as the first step in building a green value chain.

Due to the challenging and uncontrollable nature of collecting Scope 3 emission data, we have developed a phased disclosure plan and continue to focus on feasible value chain carbon reduction strategies, which lay the foundation for formulating a value chain carbon reduction pathway and action plan.

Based on the principles of materiality and data accessibility, we have identified 3 key Scope 3 emission categories this year: emissions from leased third-party servers supporting business operations, employee business travel, and waste generated in operations.



Leased Servers:
As a technology enterprise operating the platform, Zhihu's Scope 3 emissions are predominantly attributed to energy consumption from the leased servers. To address this material emission source, we have taken the lead in actively seeking a green transition in server emissions.

- **Use of cloud servers:** We actively adopt cloud servers in our business operations. Compared with traditional servers, cloud servers can allocate resources based on actual demand and consolidate computing tasks to enhance the effectiveness of hardware resources and reduce unnecessary energy losses.
- **Selection of energy-efficient data centers:** We prioritize energy efficiency criteria in our server leasing decisions. In 2024, we conducted partial server migration to transition to a data center with higher energy efficiency.
- **Optimization of server configuration:** We continuously optimize server configurations. By regularly scanning server utilization and aligning with business needs, we dynamically adjust resource allocation to improve the utilization of individual servers and recycle servers with low utilization.



Waste Disposal: Zhihu maintains tracking of the types and quantities of waste generated from its operations and has actively implemented measures such as waste sorting and paper recycling to reduce Scope 3 emissions from waste disposal. This year, we have disclosed these emissions.



Business Travel: Zhihu monitors and records business travel situations, and we have reduced Scope 3 emissions in this area through operational strategies. This year, we have disclosed these emissions.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.2 Advocating Green Concept

Zhihu is well aware of the importance of spreading environmental protection concepts to promote sustainable development. We are not only committed to deeply embedding environmental protection concepts within the Company by incorporating them into corporate culture to instill environmental awareness, but also aspire to leverage our platform's advantages and influence to convey green environmental concepts, disseminate green culture and knowledge, and advocate for sustainable lifestyles to users and the public.

In our daily work and life, we continuously advocate environmental protection concepts to employees, encouraging them to adopt low-carbon travel methods such as walking, cycling, and public transportation. We also advocate for employees to use stairs whenever possible to reduce elevator energy consumption, fostering healthy habits and environmental awareness.

In 2024, Zhihu successfully conducted the "Zhihu Green Action" Safety and Environmental Protection Month campaign to promote environmental protection concepts to employees from various perspectives.

The campaign implemented multi-faceted environmental activities through "11 Small Acts for the Planet" awareness campaigns, green practice seminars, and the release of green office guidelines, systematically integrating sustainability concepts into daily workflows while fostering habitual eco-conscious behaviors.

The event disseminated environmental knowledge through activities like "Eleven Small Acts for the Earth", environmental knowledge lectures, and the release of a green office initiative, educating employees on environmental protection knowledge. This aims to integrate environmental concepts into daily life, making them a habitual part of everyday actions. We actively promote the "Clean Plate" activity by distributing eco-friendly gifts and encouraging employees to share their participation on the "Pirate Ship" internal platform, to guide them to eliminate food waste. The waste sorting knowledge competition and practical challenge further enhance employees' environmental awareness and participation through engaging interactions. At the same time, we invited employees to actively participate in the "Plastic Bottle Recycling" activity to reduce plastic waste.


IN ACTION
环保月
ENVIRONMENTAL MONTH
主题一：环保知识宣传
主题二：环保知识讲座
主题三：绿色办公倡议
主题四：垃圾分类挑战
主题五：光盘行动活动
ENVIRONMENTAL PROTECTION


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Zhihu Safety and Environmental Protection Month Promotional Poster

The conclusion of our Environmental Protection Month coincided with the Mid-Autumn Festival. Under the special theme "Shared Moonlight, Renewed Beginnings", we extended our sustainability commitments by creatively repurposing plastic bottles collected during the campaign into functional items such as upcycled crossbody bags and weather-resistant umbrellas as our festival gifts for employees, clients, and partners. This initiative not only smartly facilitated the recycling of resources but also creatively communicated environmental values to a wider group of individuals. We seized this cultural occasion to promote sustainable lifestyles and invite broader societal participation in ecological preservation, collectively advancing our vision for a regenerative future.




ENVIRONMENTAL PROTECTION
知心惟有月
重塑共新答


RECYCLE
REUSE/RECY



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.3 Addressing Climate Change

Climate change is a significant challenge currently faced globally. Zhihu actively responds to the national "Dual Carbon" strategy requirements and the National Climate Change Adaptation Strategy 2035, proactively identifies various risks that climate change poses to business operations, and actively formulates countermeasures to enhance the Company's resilience under climate change scenarios. We also aim to lead the upstream and downstream of the value chain in exploring response paths.

Governance

Zhihu incorporates climate change into its governance framework. The Board of Directors actively participates in identifying climate-related risks and opportunities, formulating corresponding management strategies, and authorizing the Corporate Governance Committee to comprehensively oversee ESG management activities. It also guides the ESG Working Group in regularly identifying and assessing climate risks.

Strategy

Zhihu refers to the disclosure methods and recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) framework to outline its management direction in response to climate change. Through the annual report process, it identifies risks and evaluates the time periods of their impact, categorizing them as short-term (<3 years), medium-term (3-5 years), and long-term (>5 years). Based on identifying the risks posed by climate change, Zhihu has outlined specific measures to address climate change, continuously optimizing its business development strategy and resource allocation, persistently activating its innovation capabilities, striving to mitigate the risks and challenges of climate change, and seizing opportunities for low-carbon development and transformation.

Risk Management

The Company incorporates climate change risks into its corporate risk management and conducts an annual review, assessment, and revision of the climate risk identification results and related response measures. In the future, Zhihu will continue to focus on climate change issues and related resource allocation, further optimizing its management level related to climate change.

Risk Type			Time	Potential Risk Impact	Key Responses
Physical Risk	Acute Risk	Hurricane	Short-term	Extreme weather disasters caused by climate change, such as hurricanes, extreme precipitation, and snowstorms, will affect the normal operation of infrastructure, employee commuting, and business travel, potentially leading to Zhihu facing issues like business interruption, breach of contract, compensation, and legal liabilities.	• When selecting locations for company operations, it is essential to fully consider historical data on local natural disasters and prioritize meteorologically favorable areas within the operational scope.
		Extreme precipitation	Short-term		
		Blizzard	Short-term		• The Company provides advance forecasts and warnings of extreme weather, develops the Emergency Response Plan for flood control, natural disasters and other emergencies and implements a work-from-home strategy when necessary to keep people and property safe.
	Chronic risk	Increase in average temperature	Long-term	Impacts such as increases in average temperatures, changes in rainfall, and potential sea level rise due to climate change could negatively affect the proper functioning of the infrastructure and equipment at Zhihu, the service life of the equipment, and the Company's operations.	
		Increase in precipitation	Long-term		

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk Type			Time	Potential Risk Impact	Key Responses
Transition risk	Policy and regulatory risk	Increasingly stringent laws, regulations and policies related to climate change	Mid-term to long term	Domestic and international policies are facing a tightening trend, with mechanisms such as carbon trading and carbon taxes gradually being implemented. Regulatory bodies and capital market rating indices, both domestically and internationally, are increasingly demanding comprehensive disclosure of corporate environment-related information. Zhihu must continuously enhance the comprehensiveness and accuracy of its environment-related information disclosure, or it may face compliance risks and pressure from potential investors.	• The Company studies and follows up on climate-related laws, regulations and policies, updates each business line on the impacts of these laws, regulations and policies, and implements strategies and countermeasures. • The Company optimizes environmental management, improves detection and analysis control systems, and enhances the comprehensiveness and accuracy of environmental information disclosures.
		Enhanced responsibility for information disclosure	Mid-term to long term		
	Technical risk	Cost of transitioning to low-energy/ low-emission technologies	Mid-term	Amid global efforts to adapt to and mitigate climate change, the transition to green and low-carbon technology has gone mainstream, and Zhihu is also facing pressure from the transition to low-carbon technology and the purchase of environmentally friendly and energy-efficient equipment, resulting in increased potential compliance and operational costs.	• The Company continuously optimizes operational efficiency, increases the use of energy-efficient technologies and equipment, monitors and manages overall energy efficiency performance, and explores clean energy opportunities. • The Company encourages and increases the use of green technologies within the Company and its value chain partners, and explores energy conservation and emission reduction possibilities by increasing the use of cloud servers, promoting green offices and other means. • The Company carefully considers the rationality and feasibility of green technologies before investing in their development and widespread use, so as to reduce the risk of potential financial losses.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk Type			Time	Potential Risk Impact	Key Responses
Transition risk	Market Risk	Gradual increase in user and consumer acceptance of the green, low-carbon	Mid-term	As public recognition of environmental protection concepts continues to grow, users and consumers will have a preference for green-friendly options when choosing platforms. If Zhihu fails to effectively implement a green development path, the Company may face the risk of losing market share.	• Leveraging the resources and influence of Zhihu as a knowledge-sharing platform, we promote green growth, create a good corporate image and gain the favor of our customers through themed communications, roundtables, art exhibitions and other activities.
		Increase in green supply chain demand	Long-term	With the widespread adoption of green and sustainable policies, the focus on emission reduction has expanded from reducing emissions in one's own operations to reducing emissions across the value chain. This has led to an increase in demand for green supply chains, which may result in a reduction in the number of available suppliers and an increase in Company procurement costs.	• The Company Continuously monitors the sustainability and pricing of market products to expand the pool of available suppliers. • The Company strengthens environmental requirements for existing suppliers by setting up incentive mechanisms to encourage suppliers to use clean energy, energy-saving technologies, and other low-carbon measures.
	Reputation Risk	Arise in concerns about "greenwashing" on information disclosure, leading to doubts and negative feedback from stakeholders.	Mid-term	China's Dual Carbon Goals have been formally introduced, accompanied by tightened policy regulations. Stakeholders are increasingly focusing on corporate performance in green development and energy conservation and emissions reduction, while also raising heightened expectations for Zhihu's compliance practices and environmental operational efficiency.	• The Company strictly adheres to regulatory requirements to enhance the comprehensiveness, accuracy, and transparency of environmental disclosures and fully engage in stakeholder communication. • The Company continuously clarifies Zhihu's corresponding environmental impact targets, addresses concerns, and enhances confidence among all parties. • The Company Implements green transformation measures within the Company and across the entire value chain to contribute to the "carbon peak and carbon neutrality" goals, thereby enhancing Zhihu's reputation in social responsibility and environmental protection.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

APPENDIX

Key Performance Indicators

Environmental Key Performance Indicators

Category	Indicator	Unit	2024	2023
	Greenhouse Gas Emission			
Emission	Direct Emissions (Scope 1)[3]	Tonnes of carbon dioxide equivalent	0.00	0.00
	Indirect Emissions (Scope 2)[4]	Tonnes of carbon dioxide equivalent	936.63	869.11
	Indirect Emissions (Scope 3)[5]	Tonnes of carbon dioxide equivalent	1,002.75	2024 Newly Added
	Total Greenhouse Gas Emissions (Scope 1 & 2)	Tonnes of carbon dioxide equivalent	936.63	869.11
	Greenhouse gas emission intensity (Scope 1 & 2)	Tonnes of carbon dioxide equivalent/square meter	0.07	0.05
	Total greenhouse gas emissions (Scope 1, 2, and 3)	Tonnes of carbon dioxide equivalent	1,939.38	/
	Greenhouse gas emission intensity (Scope 1, 2, and 3)	Tonnes of carbon dioxide equivalent/square meter	0.14	/
	Waste			
	Non-hazardous waste[6]	Tonnes	18.33	28.80
	Hazardous waste[7]	Tonnes	0.09	0.09
	Non-hazardous waste intensity	Kilograms/square meter	1.31	1.70
	Hazardous waste intensity	Kilograms/square meter	0.006	0.005
Resource Usage	**Energy**			
	Direct energy consumption[8]	Kilowatt-hours	0	0
	Indirect energy consumption: Purchased electricity[9]	Kilowatt-hours	1,745,488.00	1,523,961.00
	Total energy consumption	Kilowatt-hours	1,745,488.00	1,523,961.00
	Energy consumption intensity	Kilowatt-hours/square meter	124.65	89.69
	Water consumption			
	Water consumption[10]	Tonnes	11,149.00	12,577.00
	Water consumption density	Tonnes/square meter	0.80	0.74

[3]   During the Reporting Period, Zhihu did not consume direct energy such as gasoline, diesel, or natural gas, and therefore had no Scope 1 greenhouse gas emissions.
[4]   During the Reporting Period, Zhihu's Scope 2 GHG resulted from the consumption of purchased electricity. The calculation method refers to the *GHG Protocol: A Corporate Accounting and Reporting Standard*, The 2024 electricity emission factor is sourced from *Announcement on the Release of the 2022 Electricity Carbon Dioxide Emission Factor* which was released on December 20, 2024 by the Ministry of Ecology and Environment of the People's Republic of China and the National Bureau of Statistics. The 2023 electricity emission factor continues to refer to the *Notice on the Management of GHG Emissions Reporting for Power Generation Sector from 2023 to 2025* as in 2023 ESG report.
[5]   Scope 3 emissions is included from this Reporting Period, covering Category 5 waste generated from operations and Category 6 business travel as per the *Corporate Value Chain (Scope 3) Accounting and Reporting Standard*. Waste emissions originate from waste disposal processes. All business travel of the Company is arranged through third-party travel platforms, and the corresponding emission data is sourced from statistical records provided by these third-party travel platforms.
[6]   During the Reporting Period, the non-hazardous waste generated by Zhihu included office waste, domestic waste, and kitchen waste.
[7]   During the Reporting Period, the hazardous waste generated by Zhihu included electronic waste and batteries.
[8]   During the Reporting Period, Zhihu did not generate direct energy consumption.
[9]   The purchased electricity data covers all of Zhihu's operational workplaces, including Beijing, Shanghai, Nanjing, Wuhan, Chengdu, and Guangzhou.
[10]   The main sources of total water consumption in Zhihu are municipal water supply and drinking water, and there are no water purchases and no issues in sourcing water.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Social Key Performance Indicators

Category	Indicator	Unit	2024	2023
	Number of employees			
	Total number of employees	Persons	1,887	2,731
	By employment type			
	Full-time employees	Persons	1,887	2,731
	Part-time employees	Persons	0	0
	By gender			
	Male employees	Persons	878	1,246
	Female employees	Persons	1,009	1,485
	By employee level			
	Senior management level employees	Persons	11	27
	Mid-level management employees	Persons	126	174
	Non-management employees	Persons	1,750	2,530
	By age group			
	Employees under age of 30	Persons	776	1,395
	Employees aged 30 and above	Persons	1,111	1,336
Employment	**By region**			
	Employees based in the Mainland China	Persons	1,885	2,728
	Employees based in Hong Kong, Macau, Taiwan, China and overseas regions	Persons	2	3
	Employee turnover			
	Total employee turnover rate	%	26.6%	26.7%
	By gender			
	Male employee turnover rate	%	26.9%	26.4%
	Female employee turnover rate	%	26.5%	27.0%
	By age group			
	Turnover rate of employees under the age of 30	%	37.6%	34.3%
	Turnover rate of employees aged 30 and above	%	19.0%	18.7%
	By region			
	Employee turnover rate in the Mainland China	%	26.6%	26.7%
	Employee turnover rate in Hong Kong, Macau, Taiwan, China and overseas regions	%	100.0% [11]	33.3%

---

[11]   The 100% overseas employee turnover rate is primarily attributable to the small overseas employee base.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2024	2023
	Percentage of employees trained			
	By gender			
	Percentage of male employees trained	%	47.0%	51.7%
	Percentage of female employees trained	%	53.0%	48.3%
	By employee level			
	Percentage of management level employees trained	%	7.4%	7.4%
	Percentage of non-management employees trained	%	92.6%	92.6%
Development and training	**Average training hours**			
	By gender			
	Average training hours for male employees	Hours	13	14
	Average training hours for female employees	Hours	13	15
	By employee level			
	Average training hours for management level employees	Hours	46	13
	Average training hours for non-management employees	Hours	10	15
Health and Safety	Number of work-related fatalities[12]	Persons	0	0
	Work-related fatality rate	%	0%	0%
	Lost workdays due to work injuries	Days	0	0
Supply Chain Management	**Total number of suppliers**	**Units**	**7,376**	**6,366**
	By region			
	Number of suppliers in the Mainland China	Units	7,244	6,254
	Number of suppliers in Hong Kong, Macau, Taiwan, China and overseas regions	Units	132	112

[12] In the years 2022, 2023, and 2024, the Company has not recorded any work-related fatalities among employees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Content Index of the ESG Reporting Guide

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
A. Environmental	
A1 Emissions	
General Disclosure	**6.1 Practicing Green Operations**
A1.1 The types of emissions and respective emissions data.	N/A
A1.2 Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Key Performance Indicators
A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Key Performance Indicators
A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Key Performance Indicators
A1.5 Description of emissions target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A2 Use of Resources	
General Disclosure	**6.1 Practicing Green Operations**
A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility)	Key Performance Indicators
A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility)	Key Performance Indicators
A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations Key Performance Indicators
A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	N/A

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
A3 The Environment and Natural Resources	
General Disclosure	**6.1 Practicing Green Operations**
A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	6.1 Practicing Green Operations
A4 Climate Change	
General Disclosure	**6.3 Addressing Climate Change**
A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	6.3 Addressing Climate Change
B. Social	
Employment and Labor Practices	
B1 Employment	
General Disclosure	**3.1 Safeguarding Employee Rights**
B1.1 Total workforce by gender, employment type (for example, full– or part-time), age group and geographical region.	Key Performance Indicators
B1.2 Employee turnover rates by gender, age group and region.	Key Performance Indicators
B2 Health and Safety	
General Disclosure	**3.4 Caring for Employee Health and Safety**
B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Key Performance Indicators
B2.2 Lost days due to work injury	Key Performance Indicators
B2.3 Description of occupational health and safety measures adopted and how they are implemented and monitored.	3.4 Caring for Employee Health and Safety
B3 Development and Training	
General Disclosure	**3.2 Unleashing the Growth Potential of Employees**
B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Key Performance Indicators
B3.2 Average number of hours of training completed per employee by gender and employee category.	Key Performance Indicators
B4 Labor Standards	
General Disclosure	**3.1 Safeguarding Employee Rights**
B4.1 Description of measures to review employment practices to avoid child and forced labor.	3.1 Safeguarding Employee Rights
B4.2 Description of steps taken to eliminate such practices when discovered.	3.1 Safeguarding Employee Rights

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
Operating Practices	
B5 Supply Chain Management	
General Disclosure	**5.3 Supplier Management**
B5.1 Number of suppliers by geographical region.	Key Performance Indicators
B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	5.3 Supplier Management
B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	5.3 Supplier Management
B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	5.3 Supplier Management
B6 Product Responsibility	
General Disclosure	**01 Creating Community Value** **02 Enhancing User Experience**
B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	2.1 User-centric Principle, Service Optimization
B6.2 Number of products and service related complaints received and how they are dealt with.	2.1 User-centric Principle, Service Optimization
B6.3 Description of practices relating to observing and protecting intellectual property rights.	1.4 Protecting Intellectual Property, Inspiring Creative Vitality
B6.4 Description of quality assurance process and recall procedures.	N/A
B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored.	2.3 Information Security, Privacy Protection
B7 Anti-corruption	
General Disclosure	**5.2 Business Ethics**
B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases.	5.2 Business Ethics
B7.2 Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	5.2 Business Ethics
B7.3 Description of anti-corruption training provided to directors and staff.	5.2 Business Ethics
Community	
B8 Community Investment	
General Disclosure	**04 Contributing to Social Value**
B8.1 Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sports).	04 Contributing to Social Value
B8.2 Resources contributed (e.g., money or time) to the focus areas.	04 Contributing to Social Value

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